      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2001



                                                      REGISTRATION NO. 333-60992

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                 MERCFUEL, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

             DELAWARE                             5172                            95-4831828
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)         CLASSIFICATION NUMBER)             IDENTIFICATION NUMBER)

                             5456 MCCONNELL AVENUE
                         LOS ANGELES, CALIFORNIA 90066
                                 (310) 827-2737
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JOSEPH A. CZYZYK
                                 MERCFUEL, INC.
                             5456 MCCONNELL AVENUE
                         LOS ANGELES, CALIFORNIA 90066
                                 (310) 827-2737

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

           FREDERICK H. KOPKO, JR., ESQ.                          THOMAS J. POLETTI, ESQ.
               JAMES R. STERN, ESQ.                                PETER V. HOGAN, ESQ.
                  MCBREEN & KOPKO                               KIRKPATRICK & LOCKHART LLP
               20 NORTH WACKER DRIVE                             10100 SANTA MONICA BLVD.,
                    SUITE 2520                                         SEVENTH FLOOR
              CHICAGO, ILLINOIS 60606                          LOS ANGELES, CALIFORNIA 90067
             TELEPHONE: (312) 332-6405                           TELEPHONE: (310) 552-5000
             FACSIMILE: (312) 332-2059                           FACSIMILE: (310) 552-5001

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS OF             AMOUNT TO BE        PROPOSED MAXIMUM     MAXIMUM AGGREGATE         AMOUNT OF
     SECURITIES TO BE REGISTERED           REGISTERED          PRICE PER UNIT      OFFERING PRICE(1)      REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value(2)......   1,380,000 shares           $11.00             $15,180,000              $3,795
----------------------------------------------------------------------------------------------------------------------------
Representative's Warrant.............     One warrant              $.001                  $120                   $1
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value,
  issuable upon exercise of the
  Representative's Warrant(3)........    120,000 shares            $13.20              $1,584,000               $396
----------------------------------------------------------------------------------------------------------------------------
         Total........................................................................................        $4,192*
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------



 *Previously Paid.


(1) Includes 180,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) The representative's warrant is to be issued to the representative of our underwriters.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                       SUBJECT TO COMPLETION JULY 2, 2001


                                1,200,000 SHARES

                                 MERCFUEL, INC.

                                  COMMON STOCK

We are offering 1,200,000 shares of our common stock. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.


We have applied to list our common stock on the American Stock Exchange under the symbol "MQ".



INVESTING IN OUR COMMON STOCK INVOLVES RISK.   SEE "RISK FACTORS" BEGINNING ON
PAGE 6.


                                                                          UNDERWRITING
                                                                          DISCOUNTS AND    PROCEEDS TO
                                                       PRICE TO PUBLIC     COMMISSIONS      MERCFUEL
                                                       ---------------    -------------    -----------
Per Share............................................      $                 $               $
Total................................................      $                 $               $


In connection with this offering we will grant to the representative of the underwriters a warrant to purchase 120,000 shares of our common stock exercisable one year after the effective date of this offering at a price equal to 140% of the initial public offering price. We have granted the underwriters an option to purchase 180,000 additional shares to cover over-allotments, if any. Delivery of the shares of common stock will be made on or about
            , 2001.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           VMR CAPITAL MARKETS, U.S.

               The date of this prospectus is             , 2001

                               TABLE OF CONTENTS


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.



                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Determination of Offering Price.............................   15
Special Note Regarding Forward-Looking Statements...........   16
Our Separation from Mercury Air Group.......................   16
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Financial Data.....................................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   31
Management..................................................   40
Certain Relationships and Related Transactions..............   45
Principal Stockholder.......................................   52
Description of Capital Stock................................   52
Shares Eligible for Future Sale.............................   55
Underwriting................................................   57
Legal Matters...............................................   59
Experts.....................................................   59
Where You Can Find More Information.........................   59
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and our common stock being sold in this offering and our historical financial statements and notes to those statements included elsewhere in this prospectus.

                                    MERCFUEL

     We are an independent provider of fuel sales and services to the aviation industry. Our customers include passenger, cargo and charter airlines as well as business aviation customers. Our primary customers are small to medium sized commercial carriers and business fleet managers not directly served by major oil companies and other fuel suppliers. We plan to expand our sales efforts to capture additional larger carriers.


     We believe that we add value for our customers and are able to attract business by providing high quality service and by offering a combination of favorable pricing and credit terms. We believe that we also add value for our suppliers, which are principally major oil companies, by facilitating the management and distribution of aviation fuel for air carriers which the oil companies typically do not service. By serving as a reseller from the major oil companies to the air carriers, we afford major old companies access to these carriers without their assumption of the credit risk for these fuel purchases. We believe that we add value for our suppliers by facilitating the management and distribution of aviation fuel for our customers which the major suppliers typically do not service. We plan to initiate a fuel management system which we believe will provide us with more efficient operations and improved customer service. We provide 24-hour, single source, coordinated supply and delivery on a worldwide basis as well as providing related support services. Further, we believe our scale of operations and creditworthiness allow for the purchase of fuel on more favorable price and credit terms than would be available to most of our customers on an individual basis.



     We are a leading reseller of aviation fuel and services to the commercial and business aviation markets. The key elements of our strategy to achieve our objective are as follows.



     - Attract Additional Commercial and Business Clients. Our goal is to continue to add value for the major oil companies and other fuel suppliers by providing and administering fuel to small and medium size carriers and business fleet managers and by alleviating the credit risk which would otherwise be incurred by these end users. Our goal is to also expand sales to larger carriers both domestically and internationally.



     - Expand International Presence. We intend to expand our international operations through relationships in strategically located countries and regions throughout the world.


     - Enhance Technology Offerings. Our proposed fuel management system is designed to automate the purchase, delivery and settlement transaction process which we intend to offer as a point-of-sale system to oil companies, air carriers and refueling companies to better manage their billing and supply process.

     - Consummate Strategic Acquisitions. We intend to pursue the acquisition of, or investment in complementary businesses, technologies, services or products to expand our operations.


     We face several risks associated with the achievement of our strategic objectives. We need to recruit and retain qualified employees, have access to sufficient capital, acquire technologies which we cannot develop internally, and overcome any resistance by suppliers and customers to the introduction of new technology and procedural changes. Competitive factors may also hinder our efforts to increase market share and profitability. If we are unable to meet our strategic objectives, our growth will be impaired and the market price of our common stock may decline.


     Our principal executive offices are located at 5456 McConnell Avenue, Los Angeles, California 90066. Our telephone number is (310) 827-2737. We maintain a website at www.mercfuel.com. Information on our website does not constitute part of this prospectus.

                    OUR RELATIONSHIP WITH MERCURY AIR GROUP

     We have operated as a division of Mercury Air Group, Inc. since 1979, and a wholly-owned subsidiary, organized in Delaware, since October 27, 2000. On January 1, 2001 Mercury Air Group contributed the assets and liabilities of its fuel sales and services division to us. References to us prior to January 1, 2001, reflect the historic operating activities of Mercury Air Group's fuel sales and services division.

     We are currently a wholly-owned subsidiary of Mercury Air Group. After the completion of this offering, Mercury Air Group will own 82.0% of the outstanding shares of our common stock or 80.2% if the underwriters fully exercise their option to purchase additional shares in full. Mercury Air Group currently plans to divest our shares following this offering, but in no event earlier than six months following this offering, by distributing all of the shares of our common stock owned by Mercury Air Group to the holders of Mercury Air Group's common stock. However, Mercury Air Group is not obligated to complete the distribution, and the distribution may not occur by the anticipated time or at all. This distribution is contingent upon approval of Mercury Air Group and its lenders and our obtaining adequate financing.

     We intend to enter into agreements with Mercury Air Group related to the separation of our business operations from Mercury Air Group and various interim and ongoing relationships between us and Mercury Air Group.


     The agreements regarding the separation of our business operations from Mercury Air Group are described more fully in the section entitled "Certain Relationships and Related Transactions" included elsewhere in this prospectus. The terms of these agreements, which will be negotiated in the context of a parent-subsidiary relationship, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors -- Risks Related to Our Relationship with Mercury Air Group". The assets and liabilities which were transferred to us on January 1, 2001 are described more fully in our financial statements and notes to those statements that are also included elsewhere in this prospectus.

                                  THE OFFERING

Common stock offered..........   1,200,000 shares

Common stock to be outstanding
  immediately after this
  offering....................   7,986,372 shares


Use of proceeds...............   Repayment of our intercompany payable to
                                 Mercury Air Group, which amount was $4.8 million as of March 31, 2001 (after a capital contribution by Mercury Air Group of $4.0 million in May 2001), expenditures of approximately $2.5 million to support our fuel management strategy and the remainder for working capital and general corporate purposes



Proposed AMEX symbol..........   MQ

---------------
     The total number of shares of our common stock to be outstanding immediately after this offering:

     - is based on the actual number of shares of common stock outstanding as of March 31, 2001;

     - reflects the issuance of 239,942 shares of our common stock in a private placement at a per share price of $4.35, which is to be consummated at such time as Mercury Air Group's lenders consent to that offering and the initial public offering; and

     - excludes 1,000,000 shares of common stock reserved for future issuance under our 2001 Stock Option Plan.

     Unless otherwise specifically stated, all information in this prospectus:

     - gives effect to an amendment to our certificate of incorporation in May 2001 effecting a 6,546.43 for-one stock split and increasing the number of authorized shares of our common stock to 50,000,000 and our preferred stock to 8,000,000;

     - assumes the underwriters have not exercised their over-allotment option; and


     - assumes that the underwriters' representative has not exercised the representative's warrant, which is a five-year warrant to purchase 120,000 shares of our common stock at an exercise price equal to 140% of the initial public offering price, issuable to the representative upon the closing of this offering.


     In this prospectus, "MercFuel", "Company", "we", "us" and "our" each refers to MercFuel, Inc., a Delaware corporation.

                             SUMMARY FINANCIAL DATA

     The following tables present our summary financial data. The data presented in these tables are from "Selected Financial Data" and our historical financial statements included elsewhere herein. You should read those sections for a further explanation of the financial data summarized here.

     The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                           NINE MONTHS ENDED
                                            YEAR ENDED JUNE 30,                MARCH 31,
                                      --------------------------------    --------------------
                                        1998        1999        2000        2000        2001
                                      --------    --------    --------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Fuel sales..........................  $148,354    $111,638    $203,412    $149,224    $240,478
Cost of sales.......................   138,730      99,823     192,399     140,986     231,547
                                      --------    --------    --------    --------    --------
Gross profit........................     9,624      11,815      11,013       8,238       8,931
                                      --------    --------    --------    --------    --------
Operating expenses:
Selling, general and
  administrative....................     3,567       4,418       4,506       3,163       3,817
Provision for bad debts.............     8,639       1,377       5,000       4,262       2,350
Depreciation........................        14          57          58          41          46
                                      --------    --------    --------    --------    --------
Total operating expenses............    12,220       5,852       9,564       7,466       6,213
                                      --------    --------    --------    --------    --------
Operating income (loss).............    (2,596)      5,963       1,449         772       2,718
Interest expense....................     1,163       1,016       1,187         850         490
                                      --------    --------    --------    --------    --------
Income (loss) before income taxes...    (3,759)      4,947         262         (78)      2,228
Provision (benefit) for income
  taxes.............................    (1,466)      1,929         102         (30)        869
                                      --------    --------    --------    --------    --------
Net income (loss)...................  $ (2,293)   $  3,018    $    160    $    (48)   $  1,359
                                      ========    ========    ========    ========    ========
Basic and diluted net income (loss)
  per share.........................  $  (0.35)   $   0.46    $   0.02    $  (0.01)   $   0.21
                                      ========    ========    ========    ========    ========
Shares used in computing basic and
  diluted net income (loss) per
  share.............................     6,546       6,546       6,546       6,546       6,546
                                      ========    ========    ========    ========    ========
Unaudited pro forma basic and
  diluted net income per share(1)...                          $   0.08                $   0.23
                                                              ========                ========
Shares used in computing unaudited
  pro forma basic and diluted net
  income per share(1)...............                             7,245                   7,245
                                                              ========                ========

                                                                   AS OF MARCH 31, 2001
                                                         -----------------------------------------
                                                         ACTUAL     PRO FORMA(2)    AS ADJUSTED(3)
                                                         -------    ------------    --------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital........................................  $ 8,553      $ 8,553          $14,728
Total assets...........................................   30,096       30,096           36,271
Due to Mercury Air Group...............................    8,785        4,785               --
Stockholder's equity...................................       65        4,065           15,025

---------------
(1) Pro forma basic and diluted net income per share amounts are calculated using the 6,546,430 shares outstanding at March 31, 2001. We have also assumed for purposes of computing pro forma basic and diluted net income per share that the $4,785,000 pro forma amount due to Mercury Air Group will be paid from (a) the sale of 239,942 shares of common stock in a private offering at $4.35 per share, the net proceeds of which are $960,000 and (b) the sale of 459,000 shares of common stock, the net proceeds of which are calculated to be $3,825,000, based on an assumed initial public offering price of $10.00 per share, reduced by the estimated per share offering costs. In computing pro forma net income per share, net income was increased $453,000 and $281,000 for the year ended June 30, 2000 and the nine months ended March 31, 2001, respectively. The increase in net income resulted from an assumed reduction of allocated interest expense due to the reduction in the amount due to Mercury Air Group.

    We intend to enter into a transitional services agreement with Mercury Air Group pursuant to which Mercury Air Group will provide us with transitional services, systems and operational support operations, including data processing and telecommunications services (such as voice telecommunications and data transmission and information technology support services) for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, human resources and other administrative functions. Mercury Air Group services provided to us will be fixed at $70,000 per month. The agreement will become effective upon the distribution of our common stock. Charges for these transitional services have not been included in the computation of pro forma basic and diluted net income per share as costs for such services have been allocated to us in the historical financial statements and, therefore, would represent duplicative charges in the pro forma computations.

(2) Pro forma amounts give effect to the capital contribution by Mercury Air Group of $4.0 million in May 2001, in the form of cancellation of intercompany debt owing to Mercury Air Group as though this action had been taken as of March 31, 2001.

(3) As adjusted amounts give effect to the following actions as though these actions had been taken as of March 31, 2001:

        - our agreement to sell 239,942 shares of our common stock at a per share price of $4.35, the net proceeds of which are $960,000. The sale will be consummated at such time as Mercury Air Group's lenders consent to that offering and the initial public offering;

        - our sale of 1,200,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, the net proceeds of which are estimated to be $10.0 million after deducting assumed underwriting discounts and estimated offering expenses payable by us; and

        - repayment of an intercompany payable to Mercury Air Group from a portion of the net proceeds of this offering, which amount owed was $4.8 million at March 31, 2001 pro forma.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. The following risk factors should be considered carefully, in addition to other information contained in this prospectus, in evaluating our business prospects.

          RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

WE HAVE NO HISTORY AS AN INDEPENDENT COMPANY. THIS FACTOR MAY MAKE OUR BUSINESS MORE DIFFICULT TO EVALUATE.

     We have historically operated as a division of Mercury Air Group. In October 2000, we were incorporated in Delaware and are currently a wholly owned subsidiary of Mercury Air Group. Upon completion of this offering, we will become a public company. Therefore, we have no history as an independent company. Our lack of independence may limit your ability to evaluate our prospects due to:

     - Our lack of historical financial data as an independent company and

     - Our limited experience as an independent company in addressing emerging trends that may affect our business.

OUR ABILITY TO CONSUMMATE FUEL SALES WOULD BE ADVERSELY AFFECTED BY A SIGNIFICANT DECREASE IN THE AVAILABILITY, OR INCREASE IN THE PRICE, OF AVIATION FUEL.


     From June 1999 to June 2000, per gallon fuel costs rose approximately 67% and led to a significant increase in bad debts due to the incidence of customer bankruptcies. Fuel prices have continued to rise subsequent to fiscal 2000. Events outside our control have in the past resulted and could in the future result in spot shortages or further rapid increases in fuel costs. Extended periods of high fuel costs could adversely affect our ability to purchase fuel in sufficient quantities because of credit limits placed on us by our fuel suppliers. In addition, if we are unable to supply fuel to our customers, our customers would purchase fuel from other suppliers, which could significantly harm our business by decreasing our market share.



OUR CUSTOMERS' OPERATIONS AND THEIR ABILITY TO PAY US WOULD BE ADVERSELY AFFECTED SHOULD THE PRICE OF FUEL CONTINUE TO RISE.



     Fuel costs historically have been one of the largest areas of expense for airlines. Therefore, when the price of fuel rises, even by a relatively small per gallon amount, the airlines operating expenses may increase significantly. If airlines are unable to offset these increased costs by raising their ticket prices or otherwise increasing their revenue, which in many instances they cannot do because of competitive pressures, their profitability will decrease. This may result in an airline delaying or being unable to make payments to us or in an airline being unable to continue its business. This would harm our business by rendering many of our accounts receivable as uncollectible or by our losing one or more customers.


OUR FUEL SALES COULD BE ADVERSELY AFFECTED BY DETERIORATING ECONOMIC CONDITIONS.

     The air transportation industry is highly sensitive to general economic conditions. Our fuel sales could be adversely affected by a sustained economic recession either in the United States or globally. In addition, financial problems incurred by our commercial customers could affect the volume of purchases these customers make from us or their ability to pay us for fuel purchased. Significantly higher fuel prices for an extended period of time have a negative impact on the aviation industry as it increases the operating expenses of our airline customers.

BECAUSE A SUBSTANTIAL PORTION OF OUR ACCOUNTS RECEIVABLE ARE DUE FROM SMALLER AND GENERALLY LESS WELL-ESTABLISHED OR WELL-CAPITALIZED AIRLINES, OUR BUSINESS MAY BE HARMED IF THESE AIRLINES CANNOT MEET THEIR OBLIGATIONS TO US.


     We typically sell aviation fuel on an unsecured basis with extended credit terms. In addition, a substantial portion of our accounts receivable are due from smaller and generally less well-established or well-capitalized airlines, including certain foreign, regional, commuter and recently formed airlines, which may be less creditworthy than larger, well-established and well-capitalized airlines. These customers are more affected by fluctuations in the economy in general and in the aviation industry specifically. To the extent that our airline customers were not able to immediately adjust their business operations to reflect increased operating costs or decreased demand for their services, they could take relatively longer to pay our accounts receivable. Such payment delays would further increase our working capital demands. In some cases, the impact of such economic fluctuations could materially impair the financial stability of an airline customer such that it would be unable to pay amounts owed to us and could result in such airline customer filing for bankruptcy protection. In that event, we could incur significant losses related to the uncollectibility of our receivables. We have incurred in the past and are likely to continue to incur losses as the result of the business failure of a customer. In this regard, it should be noted that we continue to supply jet fuel to National Airlines which filed for bankruptcy protection on December 6, 2000. Sales to National Airlines accounted for approximately 18% of our fuel sales in fiscal 2000. The liquidation of National Airlines, or the failure of another relatively large customer or a number of smaller customers would impact our earnings and could cause our stock price to decline.


OUR FUTURE RESULTS COULD BE HARMED BY ECONOMIC, POLITICAL, REGULATORY AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

     Approximately 26% of our fuel sales for fiscal 2000 were generated from foreign-based customers headquartered in Asia, Europe, Latin America and the Caribbean. We frequently grant foreign customers extended credit terms, which may result in proportionately larger receivable balances for a given quantity of fuel sales. To the extent such customers are also large fuel purchasers, our credit exposure to a single customer may be relatively large. Although invoices are usually denominated in U.S. dollars and as our fuel is generally sold in the United States, foreign customers may have difficulty in paying such invoices in the event of the devaluation of their national currency. In addition, if a foreign customer fails to abide by its contractual commitments, our legal remedies may not be as effective as they would be in collecting from domestic customers. Finally, operations in certain foreign countries may subject us to the risk of social or economic unrest, possibly jeopardizing our operations in such countries.

WE WILL NEED ADDITIONAL WORKING CAPITAL IF WE CONTINUE TO SELL MORE FUEL OR IF THE PRICE OF FUEL CONTINUES TO INCREASE.

     We require substantial working capital to finance accounts receivable generated from fuel sales operations. The amount of working capital consumed by these accounts receivable has depended and will depend primarily on the quantity of fuel sold, the price of the fuel, our extension of credit and customer compliance with credit terms. Any increase in fuel quantity or price or in credit extended, or any substantial customer noncompliance with credit terms, will result in a corresponding increase in the aggregate accounts receivable balance, thereby requiring us to employ additional working capital. The quantity and price of fuel we have sold has increased substantially in the last 18 months. At the current level of fuel sales, if the price of aviation fuel were to further materially increase for a sustained period, we might have to reallocate funds from business expansion to meet working capital demand, or alternatively, we could be forced to curtail fuel sales or change the credit terms granted to our customers, which could reduce our earnings and jeopardize established customer relationships.

CONSOLIDATION IN THE AVIATION FUEL AND AVIATION INDUSTRY MAY IMPACT THE AVAILABILITY OF FUEL AND OUR CREDIT AVAILABILITY.

     We could be adversely affected by industry consolidation, on the customer side, because of increased merger activity in the airline industry and, on the supply side, because of increased competition from the larger oil companies who would choose to directly market to smaller and medium-sized airlines or to provide less advantageous credit and price terms to us.

WE MAY BE SUBJECT TO EXPOSURE DUE TO POSSIBLE ENVIRONMENTAL CLAIMS.


     We utilize subcontractors which provide various services to customers, including into-plane fueling at airports and transportation and storage of fuel. We are subject to possible claims by customers, regulators and others who may be injured by a spill or other accident. An uninsured claim arising out of our activities, if successful and of sufficient magnitude, will hurt our business. In addition, we may be held liable for damages to natural resources arising out of such events. Our liability insurance policy does not cover the acts or omissions of our subcontractors. If we are held responsible for any liability caused by our subcontractors, and such liability is not adequately covered by the subcontractor's insurance and is of sufficient magnitude, we would suffer damages. In addition, our domestic and international fueling activities also subjects us to the risks of significant potential liability under state, federal and international statutes, common law and indemnification agreements.


IF WE ARE UNABLE TO COMPETE EFFECTIVELY, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN FEWER CUSTOMER ORDERS, REDUCED MARGIN AND LOSS OF MARKET SHARE.


     Competition in the aviation fuel sale market in which we operate is intense. We face competition from major oil companies and other independent fuel suppliers, such as World Fuel Services Corporation, and from other aircraft support companies which maintain their own sources of aviation fuel. Many of our competitors are larger than we are and have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the sale and support of aviation fuel. In addition, several of our competitors have large market capitalizations or cash reserves, and are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our proposed fuel management system. Any of these acquisitions could give our competitors a strategic advantage.


WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We typically purchase our fuel through purchase orders, and in general we have no guaranteed supply arrangements with any of our suppliers. We currently purchase from a limited source of suppliers. For the nine months ended March 31, 2001, 27% of our jet fuel purchases were made from BP P.L.C., commonly known as British Petroleum, and 12% were made from each of Tosco Corporation and ARCO. For the year ended June 30, 2000, 17% were made from each of British Petroleum and Tosco Corporation, 13% were made from ARCO and 12% were made from Texaco, Inc. ARCO is affiliated with British Petroleum. If our relationship with any of these key suppliers terminates, we may not be able to obtain a sufficient quantity of fuel on favorable terms. We may experience difficulty and delays in obtaining fuel from alternative sources of supply. Furthermore, financial or other difficulties faced by these suppliers, fuel shortages or significant changes in demand for fuel could limit the availability of fuel. Any interruption or delay in the supply of fuel, or the inability to obtain fuel from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled fuel deliveries to our customers and could cause customers to cancel orders.

WE COULD BE ADVERSELY AFFECTED IF SOME OR OUR KEY CUSTOMERS REDUCED OR TERMINATED THEIR PURCHASES FROM US OR DID NOT PAY THEIR OBLIGATIONS TO US.

     Our largest customers for the nine months ended March 31, 2001 were National Airlines, which accounted for approximately 22% of fuel sales, and AirTran Airways which accounted for approximately 19% of fuel sales. For the year ended June 30, 2000, National Airlines accounted for approximately 18% of fuel sales and Tower Air represented approximately 10% of fuel sales. We have no long-term written agreements or other understandings with any of our customers that relate to future purchases, so purchases by these customers or any others could be reduced or terminated upon short notice at any time. A substantial reduction or a termination of purchases by any of our largest customers would harm us financially.


     Our sales are typically made on credit, with terms that vary depending upon the customer and other factors. While we attempt to carefully monitor the creditworthiness of our customers and distributors, we bear the risk of their inability to pay our receivables and of any delay in payment. A business failure by any of our largest customers would harm us financially. As of May 31, 2001, our accounts receivable balance was $26.8 million, net of allowance for doubtful accounts of $2.9 million, and included past due amounts of more than 60 days of $3.1 million.


                    RISKS RELATED TO OUR STRATEGY AND MARKET

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR FUEL MANAGEMENT STRATEGY.


     In order to design, develop, and implement our fuel management strategy, we will need to recruit and retain qualified individuals. We may not be able to recruit and retain such individuals. Even if we were able to recruit and retain such individuals, we may not be able to successfully design or develop, on an economical basis, technology required for our fuel management strategy. In addition, if we are unable to accurately predict the cost of development of our fuel management strategy, the development of this strategy may exceed our budget, resulting in an adverse impact on our earnings or financial condition.



     We anticipate that we will face the following challenges to our ability to introduce our fuel management strategy:


     - inadequate development of the necessary infrastructure;

     - resistance by suppliers and customers to the introduction of new technology and procedural changes;

     - problems related to the development of technology which may be necessary for the software to work on various computer operating systems;

     - problems meeting customer and supplier concerns related to accuracy, security and auditing of data;

     - competition from others' technology; or

     - possible changes in governmental regulation.


IF WE NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, WE MAY BE REQUIRED TO CONDUCT FUTURE EQUITY OR DEBT FINANCINGS WHICH COULD BE DILUTIVE OR PLACE BURDENSOME RESTRICTIONS ON US.



     We believe our capital requirements may vary greatly from quarter to quarter, depending on, among other things, changes in working capital, capital expenditures, fluctuations in our operating results, financing activities, acquisitions and investments, and receivables management. We believe that the proceeds from this offering, along with our future cash flow from operations, will be sufficient to satisfy our working capital, capital expenditures, and research and development requirements for the foreseeable future. However, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business. Future equity financings could be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain financing with terms as favorable as those that Mercury Air Group could obtain.

WE MAY HAVE DIFFICULTY MANAGING OUR EXPANDING OPERATIONS, WHICH MAY HARM OUR BUSINESS.

     A key part of our strategy is to grow our business; however, our growth has placed a significant strain on our managerial and operational resources. To manage our growth, we must continue to improve our financial and management controls, reporting systems and procedures. We may not be able to do so successfully.


IF WE ARE UNABLE TO FIND SUITABLE ACQUISITION CANDIDATES, WE MAY BE UNABLE TO EFFECTUATE OUR GROWTH STRATEGY AND THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE.


     A component of our growth strategy is the acquisition of, or investment in, complementary businesses, technologies, services or products. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could also result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment.

     Performance problems with an acquired business, technology, service or product could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, service or product could significantly underperform relative to our expectations.

COMPETITION FOR EXPERIENCED PERSONNEL IS INTENSE AND OUR INABILITY TO RETAIN KEY PERSONNEL COULD INTERRUPT OUR BUSINESS AND ADVERSELY AFFECT OUR GROWTH.

     Our future success depends, in significant part, upon the continued service and performance of our senior management and other key personnel, in particular Eric Beelar, our President. Losing the services of Mr. Beelar may impair our ability to effectively deliver our services and manage our company, and to carry out our business plan. In addition, we need to recruit and retain a Chief Executive Officer to replace Joseph Czyzyk, who intends to devote his time fully to the business of Mercury Air Group within approximately one year of the offering. There can be no assurance that we will be able to find a replacement for Mr. Czyzyk. Competition for qualified personnel in the fuel sales and services industry is intense and we may not be successful in attracting and retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in this and other management positions and it may become increasingly difficult to hire these persons.

            RISKS RELATED TO OUR RELATIONSHIP WITH MERCURY AIR GROUP

OUR STOCK PRICE MAY DECLINE AND WE WILL NOT BE ABLE TO OPERATE OUR BUSINESS WITHOUT MERCURY AIR GROUP'S CONTROL IF MERCURY AIR GROUP DOES NOT COMPLETE ITS DISTRIBUTION OF OUR COMMON STOCK.

     Mercury Air Group has advised us that it currently intends to distribute to its stockholders all of our common stock by the later of the receipt of approval from Mercury Air Group's lenders or six months after this offering, although it is not obligated to do so. There are various conditions to the completion of the distribution and we cannot assure you as to whether or when it will occur. If the distribution does occur, we may not obtain the benefits we expect as a result of this distribution, including direct access to capital markets, better incentives for employees, greater strategic focus, facilitated customer relationships and future partnerships and increased speed and responsiveness. In addition, until this distribution occurs, the risks discussed below relating to Mercury Air Group's control of us and the potential business conflicts of interest between Mercury Air Group and us will continue to be relevant to our stockholders.

WE WILL BE CONTROLLED BY MERCURY AIR GROUP AS LONG AS IT OWNS A MAJORITY OF OUR COMMON STOCK, AND OUR OTHER STOCKHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING DURING SUCH TIME.

     After the completion of this offering, Mercury Air Group will own 82.0% of our outstanding common stock or 80.2% if the underwriters exercise their option to purchase additional shares in full. As long as Mercury Air Group owns a majority of our outstanding common stock, Mercury Air Group will continue to be able to elect our entire board of directors and to remove any director, with or without cause, without calling a special meeting. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the planned distribution of our stock to the Mercury Air Group stockholders. As a result, Mercury Air Group will control all matters affecting us, including:

     - the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

     - the allocation of business opportunities that may be suitable for us and Mercury Air Group;

     - any determinations with respect to mergers and other business combinations;

     - our acquisition or disposition of assets;

     - our financing;

     - changes to the agreements providing for our separation from Mercury Air Group;

     - the payment of dividends on our common stock; and

     - determinations with respect to our tax returns.

MERCURY AIR GROUP COULD SELL A CONTROLLING INTEREST IN US TO A THIRD PARTY PREVENTING THE PLANNED DISTRIBUTION OF OUR COMMON STOCK.

     Mercury Air Group has agreed with the underwriters not to offer or sell any shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters. After the 180-day period, however, Mercury Air Group is not prohibited from selling a controlling interest in us to a third party. A sale of a controlling interest in us by Mercury Air Group would prevent the distribution of our shares to Mercury Air Group's stockholders as currently planned and could have a depressive effect of the market price of our common stock. Moreover, because Mercury Air Group can dispose of all or a portion of its ownership of our common stock at some future date, it may transfer a controlling interest in us without allowing you to participate or realize a premium.

SUBSTANTIAL SALES OF COMMON STOCK MAY OCCUR IN CONNECTION WITH THE DISTRIBUTION, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.


     Mercury Air Group currently plans to distribute to its stockholders all of the shares of our common stock it owns after this offering, but in no event before the later of the receipt of approval of its lenders or six months after this offering. If Mercury Air Group completes the distribution, substantially all of these shares would be eligible for immediate resale in the public market. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could harm the market price of our common stock.



UNTIL WE ESTABLISH SEPARATE CREDIT FACILITIES, WE WILL NEED TO RELY ON MERCURY AIR GROUP'S BANK FINANCINGS TO FUND OUR FUTURE CAPITAL REQUIREMENTS. IF MERCURY AIR GROUP OR ITS LENDERS DO NOT PROVIDE US WITH SUFFICIENT FUNDS AS REQUIRED OR WE ARE UNABLE TO SECURE FINANCING FROM OTHER SOURCES, OUR BUSINESS WILL BE HARMED.



     Prior to the distribution, we will rely on Mercury Air Group's bank financings to fund, in part, our operations. Since these facilities determine the amount of available borrowings on a consolidated basis, we may not be able to draw on the facilities if Mercury Air Group's financial condition is adversely affected. In addition, because we are a guarantor of Mercury Air Group's credit facilities, there could be conflict of interest between Mercury Air Group and its other affiliates on one hand and us on the other hand with regard to the availability of credit. Due to Mercury Air Group's control of us, this conflict of interest may not be resolved in a manner favorable to us. Moreover, following the distribution, Mercury Air Group will no longer provide us access to these funds to finance our working capital or other cash requirements. Our business will be harmed if sufficient financing from Mercury Air Group or its lenders before the distribution, or financing from other sources following the distribution, is not available or is only available on unfavorable terms.

CROSS-DEFAULT OBLIGATIONS CURRENTLY EXIST BETWEEN US AND MERCURY AIR GROUP, WHICH MAY REQUIRE US TO INDEMNIFY MERCURY AIR GROUP IN CERTAIN CIRCUMSTANCES.

     We are a guarantor under Mercury Air Group's existing bank indebtedness. Therefore, we are required to guarantee certain indebtedness incurred by Mercury Air Group. This guarantee will, in all likelihood, not be released until the distribution. Any demand on this guarantee could harm our business financially.

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

     Our historical financial information included in this prospectus has been carved out from Mercury Air Group's consolidated financial statements and may not accurately reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Mercury Air Group did not account for us as, and we were not operated as, a single, stand-alone entity for the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to reflect significant changes that may occur in our cost structure, funding and operations as a result of our separation from Mercury Air Group, including changes in our employee base, changes in our tax structure and increased costs associated with being a public company.

WE HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH MERCURY AIR GROUP WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS, AND BECAUSE OF MERCURY AIR GROUP'S CONTROLLING OWNERSHIP, WE MAY NOT RESOLVE THESE CONFLICTS ON THE MOST FAVORABLE TERMS TO US.

     Conflicts of interest may arise between Mercury Air Group and us in a number of areas relating to our past and ongoing relationships, including:

     - labor, tax, employee benefits, indemnification and other matters arising from our separation from Mercury Air Group;

     - sales or distributions by Mercury Air Group of all or any portion of its ownership interest in us; and

     - the nature, quality and pricing of transitional services Mercury Air Group has agreed to provide.

     We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with Mercury Air Group may be amended upon agreement between the parties while we are controlled by Mercury Air Group. Mercury Air Group may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of the agreements.

OUR DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF MERCURY AIR GROUP COMMON STOCK.

     Many of our directors and executive officers have a substantial amount of their personal financial portfolios in Mercury Air Group common stock and options to purchase Mercury Air Group common stock. Their options to purchase Mercury Air Group common stock may not convert into options to purchase our common stock if the distribution does not occur. Ownership of Mercury Air Group common stock by our directors and officers could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Mercury Air Group and us.

IF THE TRANSITIONAL SERVICES BEING PROVIDED TO US BY MERCURY AIR GROUP ARE NOT SUFFICIENT TO MEET OUR NEEDS, OR IF WE ARE NOT ABLE TO REPLACE THESE SERVICES AFTER OUR AGREEMENTS WITH MERCURY AIR GROUP EXPIRE, WE WILL BE UNABLE TO MANAGE CRITICAL OPERATIONAL FUNCTIONS OF OUR BUSINESS.


     Mercury Air Group is contractually obligated to provide transitional services to us, including services for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement and other administrative functions. However, these services may not be provided at the same level as when we were a part of Mercury Air Group, and we may not be able to obtain the same benefits. We will also lease and sublease office space from Mercury Air Group. These transitional services and leasing arrangements generally have a term of one year following the distribution of our common stock. After the expiration of these various arrangements, we may not be able to replace the transitional services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from Mercury Air Group.

     These arrangements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Mercury Air Group. The prices charged to us under these agreements may be lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves.

   RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

THE LEAD UNDERWRITER OF THIS OFFERING LACKS UNDERWRITING EXPERIENCE


     While certain of the officers of the lead underwriter of this offering, VMR Capital Markets, U.S., have significant experience in corporate financing and the underwriting of securities and VMR Capital Markets, U.S. has co-managed underwritten public offerings in the past, VMR Capital Markets, U.S. has limited experience acting as lead underwriter in underwritten public offerings. Because of the lead underwriter's limited public offering experience, the subsequent development of a trading market may be impaired.


OUR SECURITIES HAVE NO PRIOR MARKET, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING.

     Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among other factors that could affect our stock price are:

     - quarterly variations in our operating results;

     - changes in revenue or earnings estimates or publication or research reports by analysts;

     - speculation in the press or investment community;

     - strategic actions by us or our competitors, such as acquisitions or restructurings;

     - actions by institutional stockholders;

     - general market conditions; and

     - domestic and international economic factors unrelated to our performance.


     The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, you may not be able to resell your shares at or above the initial public offering price.


PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT ACQUISITION OF US, WHICH COULD DECREASE THE VALUE OF YOUR SHARES.


     Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors, although these provisions have little significance while we are controlled by Mercury Air Group. These provisions include a classified board of directors and provisions requiring a larger than majority vote of our directors or stockholders for certain transactions. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions apply even if the offer may be considered beneficial by some stockholders, and therefore the value of your shares may be lowered.


PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE DILUTION IN NET TANGIBLE BOOK VALUE PER SHARE.

     Purchasers of our common stock in this offering will experience immediate dilution of $8.12 in net tangible book value per share based upon an assumed initial public offering price of $10.00 per share.

                        DETERMINATION OF OFFERING PRICE



     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between the representative and us. The principal factors considered in determining the initial public offering price will include:



     - the information set forth in this prospectus and otherwise available;



     - the history and the prospects for the industry in which we will compete;



     - the ability of our management;



     - the present state of our development and our current financial condition;



     - the general condition of the securities markets at the time of this offering; and



     - the recent market prices of, and demand for, publicly traded stock of generally comparable companies.



     The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates", "believes", "plans", "expects", "future", "intends", and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by the forward-looking statements. Those risks, uncertainties and other factors include, among others, those identified in "Risk Factors" and elsewhere in this prospectus.


                     OUR SEPARATION FROM MERCURY AIR GROUP

OVERVIEW

     We are currently a wholly-owned subsidiary of Mercury Air Group. After the completion of this offering, Mercury Air Group will own 82.0% of our outstanding common stock or 80.2% if the underwriters exercise their over-allotment option to purchase additional shares in full. Until Mercury Air Group holds less than a majority of the voting power of our outstanding common stock, Mercury Air Group will be able to control the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions.

THE PLANNED DISTRIBUTION BY MERCURY AIR GROUP OF OUR COMMON STOCK

     Mercury Air Group has advised us that it plans to distribute to its stockholders all of our common stock that it owns, after this offering, but in no event before the later of the receipt of approval of its lenders or six months after this offering, although it is not obligated to do so. There are, however, various conditions to the completion of the distribution and we cannot assure you as to whether or when it will occur.

     These conditions include:

     - the relative market prices of our common stock and Mercury Air Group's common stock;

     - the obtaining of acceptable and sufficient financing to fund our anticipated level of operations;

     - the absence of any court orders or regulations prohibiting or restricting the completion of the distribution; and

     - other conditions affecting our business or that of Mercury Air Group.

BENEFITS OF THE SEPARATION

     We believe that we will realize benefits from our complete separation from Mercury Air Group, including the following:

     Greater Strategic Focus. Our focus will be on developing our fuel sales and services business and on structuring our fuel management initiative. This effort will be supported by our own board of directors, management team and employees.

     Better Incentives for Employees and Greater Accountability. We expect the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of our business, which we expect will enhance our ability to attract and retain qualified personnel.

     More Direct Access to Capital Markets. As a separate company, we will have more direct access to the capital markets to issue debt or equity securities and to grow through acquisitions.

TRANSFER AND TRANSITIONAL ARRANGEMENTS


     On January 1, 2001, the transfer date, Mercury Air Group transferred to us assets, and we assumed liabilities relating to our business. In addition, we and Mercury Air Group intend to enter into agreements, generally effective on the date Mercury Air Group distributes our common stock to its stockholders, providing for various interim and ongoing relationships between us and Mercury Air Group.


     All of the agreements providing for these relationships will be made in the context of a parent-subsidiary relationship and will be negotiated in the overall context of our complete separation from Mercury Air Group. We believe the terms of these agreements will be fair, however, terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

CONTINUING FINANCIAL ARRANGEMENTS WITH MERCURY AIR GROUP AND PROPOSED FINANCING


     Until the date Mercury Air Group distributes our common stock to its stockholders, we will continue to be a guarantor under Mercury Air Group's financing arrangements. We are currently negotiating a $20.0 million senior credit facility in the form of a revolving loan to be secured by substantially all of our assets. The revolving loan will mature in either two, three, four or five years from the date of closing of the loan, at our option. The revolving loan would be subject to certain financial covenants, including maintenance of a minimum level of tangible net worth. The consummation of the revolving loan will be subject to certain conditions precedent, including our having a minimum of $5.0 million in the aggregate of unrestricted cash or cash equivalents on hand and/or available credit capacity, after reserving for those amounts necessary to maintain current liabilities reasonably within terms, and our having a minimum of $4.0 million in equity at the time of the closing of the revolving loan. There is no assurance that this financing will be attained.



     In addition, Mercury Air Group has agreed, if required, to guaranty our obligations with our fuel suppliers for a period of up to six months from the date Mercury Air Group distributes our common stock to its stockholders.



AFFILIATE COMMITTEE



     A committee of our Board of Directors, consisting of outside independent board members, shall approve the terms of any arrangement or agreement outside of the ordinary course of business (as defined by such independent committee) between us and Mercury Air Group or any of its affiliates.

                                USE OF PROCEEDS


     We estimate that our net proceeds from this offering will be approximately $10.0 million, or $11.5 million if the underwriters exercise of their over-allotment option in full, based on an assumed initial public offering price of $10.00 per share and after deducting assumed underwriting discounts and estimated offering expenses payable by us. We intend to use the proceeds of this offering for:



     - repayment of an intercompany payable to Mercury Air Group bearing interest at 8.5% per annum, payable on demand. This amount, outstanding as of March 31, 2001, was $4.8 million after a capital contribution by Mercury Air Group in May 2001 in the form of cancellation of intercompany debt of $4.0 million;



     - expenditures of approximately $2.5 million over the 12 months following the closing of this offering to support our fuel management strategy; and



     - the remainder, $3.7 million, or $5.2 million if the underwriters exercise their over-allotment option in full, for working capital and general corporate purposes.



     We may use a portion of the net proceeds allocated to working capital and general corporate purposes to acquire businesses, products or technologies that we could utilize in our fuel sales and services business although we have no definitive plan to do so at this time. The amounts actually expended for these purposes will vary significantly depending on a number of factors, including revenue growth, if any, and planned geographic expansion into targeted markets.


     Pending the use of such net proceeds for the above purposes, we intend to invest such funds in marketable, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. Government.

                                DIVIDEND POLICY


     Except for a dividend of $155,000 paid to Mercury Air Group during the three months ended March 31, 2001, we have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Under Mercury Air Group's existing credit facilities, we will be prohibited from paying any dividends to our stockholders subsequent to the offering. We do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2001. Our capitalization is presented:

     - on an actual basis;

     - on a pro forma basis to give effect to a capital contribution by Mercury Air Group of $4.0 million in May 2001 in the form of cancellation of intercompany debt owing to Mercury Air Group as if such action has been taken as of March 31, 2001;

     - on an as adjusted basis to give effect to the agreement to the sale of 239,942 shares of our common stock at a per share price of $4.35, the net proceeds of which are $960,000. The sale will be consummated at such time as Mercury Air Group's lenders consent to that offering and the initial public offering;

     - on an as adjusted basis to give effect to the sale of 1,200,000 shares of common stock in this offering at an assumed initial offering price of $10.00 per share, the net proceeds of which are estimated to be $10.0 million after deducting the assumed underwriting discounts and estimated offering expenses payable by us; and

     - on an as adjusted basis to give effect to the repayment of the amount due to Mercury Air Group from a portion of the net proceeds of this offering, which amount owed was $4.8 million as of March 31, 2001 pro forma.


                                                                     AS OF MARCH 31, 2001
                                                              ----------------------------------
                                                              ACTUAL    PRO FORMA    AS ADJUSTED
                                                              ------    ---------    -----------
                                                               (IN THOUSANDS EXCEPT SHARE DATA)
Due to Mercury Air Group....................................  $8,785     $4,785        $    --
                                                              ======     ======        =======
Stockholder's equity:
  Preferred stock, $0.01 par value, 8,000,000 shares
     authorized, none issued actual, pro forma and as
     adjusted...............................................      --         --             --
  Common stock, $0.01 par value, 50,000,000 shares
     authorized, 6,546,430 issued actual and issued pro
     forma, 7,986,372 issued as adjusted....................  $   65     $   65        $    80
  Additional paid-in capital................................              4,000         14,945
                                                              ------     ------        -------
Total stockholder's equity and capitalization...............  $   65     $4,065        $15,025
                                                              ======     ======        =======

                                    DILUTION

     Our net tangible book value at March 31, 2001 was $65,000 or $0.01 per share. Our pro forma net tangible book value per share was $0.62 and is determined by dividing our pro forma tangible net worth by the number of shares outstanding at March 31, 2001. Pro forma tangible net worth is total tangible net assets less total liabilities after giving effect to a capital contribution by Mercury Air Group of $4.0 million in the form of cancellation of intercompany debt owing to Mercury Air Group as if such action had been taken as of March 31, 2001.

     Dilution in as adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the private offering and the as adjusted net tangible book value per share of our common stock immediately afterwards. After giving effect to the following:

     - our agreement to sell 239,942 shares of our common stock in a private placement at a per share price of $4.35, the net proceeds of which are $960,000. The sale will be consummated at such time as Mercury Air Group's lenders consent to that offering and the initial public offering, and

     - our sale of 1,200,000 shares of common stock in this offering at an assumed initial offering price of $10.00 per share, the net proceeds of which are estimated at $10.0 million after deducting assumed underwriting discounts and estimated offering expenses payable by us.

     Our as adjusted net tangible book value at March 31, 2001 would have been approximately $15.0 million, or $1.88 per share. This represents an immediate increase in pro forma tangible book value of $1.14 per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of $8.12 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share.............           $10.00
Pro forma net tangible book value per share as of March 31,
  2001......................................................  $0.62
As adjusted net tangible book value per share attributable
  to the sale of 239,942 shares in the private placement....   0.12
Increase in pro forma book value per share attributable to
  new investors.............................................   1.14
                                                              -----
As adjusted, net tangible book value per share after this
  offering and the private placement........................             1.88
                                                                       ------
Dilution in pro forma net tangible book value per share to
  new investors.............................................           $ 8.12
                                                                       ======

     The discussion and table above assumes no issuance of shares reserved for future issuance under our 2001 Stock Option Plan. As of March 31, 2001, there were no options outstanding to purchase shares of our common stock. To the extent that any options are granted and exercised, there will be further dilution to new investors.

     The following table sets forth, as of March 31, 2001 on the as adjusted basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and the average price per share paid by our existing stockholders (which includes the shares issuable pursuant to the private placement and the $4.0 million capital contribution of Mercury Air Group), and by the new investors in this offering at an assumed initial public offering price of $10.00 per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                         ----------------------   ------------------------   AVERAGE PRICE
STOCKHOLDER                               NUMBER     PERCENTAGE     AMOUNT      PERCENTAGE     PER SHARE
-----------                              ---------   ----------   -----------   ----------   -------------
Existing stockholders..................  6,786,372       85%      $ 5,108,748       30%         $ 0.75
New investors..........................  1,200,000       15%      $12,000,000       70%         $10.00
                                         ---------      ---       -----------      ---
          Total........................  7,986,372      100%      $17,108,748      100%
                                         =========      ===       ===========      ===

     If the underwriters' option to purchase additional shares is exercised in full, the following will occur:

     - the number of shares of common stock held by our existing stockholders will decrease to 80.2% of the total number of shares of common stock outstanding; and

     - the number of shares held by new investors will be increased to 1,380,000 shares or 19.8% of the total number of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

     The following tables present our selected financial data. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements included herein. Our statement of operations data set forth below for each of the years in the three-year period ended June 30, 2000 and our balance sheet data as of June 30, 1999 and 2000 have been derived from our audited financial statements included herein. The statement of operations data for the years ended June 30, 1996 and 1997 and the balance sheet data as of June 30, 1996, 1997 and 1998 and as of March 31, 2000 are derived from our unaudited financial data that is not included herein. The statement of operations data for the nine months ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 have been derived from unaudited financial statements included herein and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                                             NINE MONTHS ENDED
                                                     YEAR ENDED JUNE 30,                         MARCH 31,
                                     ----------------------------------------------------   -------------------
                                       1996       1997       1998       1999       2000       2000       2001
                                     --------   --------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Fuel sales.........................  $172,357   $201,002   $148,354   $111,638   $203,412   $149,224   $240,478
Cost of sales......................   162,844    191,371    138,730     99,823    192,399    140,986    231,547
                                     --------   --------   --------   --------   --------   --------   --------
Gross profit.......................     9,513      9,631      9,624     11,815     11,013      8,238      8,931
                                     --------   --------   --------   --------   --------   --------   --------
Operating expenses:
Selling, general and
  administrative...................     3,838      3,769      3,567      4,418      4,506      3,163      3,817
Provision for bad debts............       750      2,200      8,639      1,377      5,000      4,262      2,350
Depreciation.......................        12         12         14         57         58         41         46
                                     --------   --------   --------   --------   --------   --------   --------
Total operating expenses...........     4,600      5,981     12,220      5,852      9,564      7,466      6,213
                                     --------   --------   --------   --------   --------   --------   --------
Operating income...................     4,913      3,650     (2,596)     5,963      1,449        772      2,718
Interest expense...................     1,703      1,693      1,163      1,016      1,187        850        490
                                     --------   --------   --------   --------   --------   --------   --------
Income (loss) before income
  taxes............................     3,210      1,957     (3,759)     4,947        262        (78)     2,228
Provision (benefit) for income
  taxes............................     1,274        775     (1,466)     1,929        102        (30)       869
                                     --------   --------   --------   --------   --------   --------   --------
Net income (loss)..................  $  1,936   $  1,182   $ (2,293)  $  3,018   $    160   $    (48)  $  1,359
                                     ========   ========   ========   ========   ========   ========   ========
Basic and diluted net income (loss)
  per share........................  $   0.30   $   0.18   $  (0.35)  $   0.46   $   0.02   $  (0.01)  $   0.21
                                     ========   ========   ========   ========   ========   ========   ========
Shares used in computing basic and
  diluted net income (loss) per
  share............................     6,546      6,546      6,546      6,546      6,546      6,546      6,546
                                     ========   ========   ========   ========   ========   ========   ========
Unaudited pro forma basic and
  diluted net income per
  share(1).........................                                              $   0.08              $   0.23
                                                                                 ========              ========
Shares used in computing unaudited
  pro forma basic and diluted net
  income per share(1)..............                                                 7,245                 7,245
                                                                                 ========              ========

                                                            AS OF JUNE 30,                     AS OF MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1996      1997      1998      1999      2000      2000      2001
                                            -------   -------   -------   -------   -------   -------   -------
BALANCE SHEET DATA:
Working capital...........................  $22,035   $19,942   $13,946   $16,834   $10,342   $11,765   $ 8,553
Total assets..............................   33,045    32,985    25,227    31,052    28,946    35,617    30,096
Due to Mercury Air Group..................   22,081    19,980    14,003    17,521    10,575    12,003     8,785
Stockholder's equity......................       --        --        --        --        --        --        65

---------------
(1) Pro forma basic and diluted net income per share amounts are calculated using the 6,546,430 shares outstanding at March 31, 2001. We have also assumed for purposes of computing pro forma basic and diluted net income per share that the $4,785,000 pro forma amount due to Mercury Air Group will be paid from 1) the sale of 239,942 shares of common stock in a private offering at $4.35 per share, the net proceeds of which are $960,000 and 2) the sale of 459,000 shares of common stock, the net proceeds of which are calculated to be $3,825,000, based on an assumed initial public offering price of $10.00 per share, reduced by the estimated per share offering costs. In computing pro forma net income per share, net income was increased $453,000 and $281,000 for the year ended June 30, 2000 and the nine months ended March 31, 2001, respectively. The increase in net income resulted from an assumed reduction of allocated interest expense due to the reduction in the amount due to Mercury Air Group.

     We intend to enter into a transitional services agreement with Mercury Air Group pursuant to which Mercury Air Group will provide us with transitional services, systems and operational support operations, including data processing and telecommunications services (such as voice telecommunications and data transmission and information technology support services) for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, human resources and other administrative functions. Mercury Air Group services provided to us will be fixed at $70,000 per month. The agreement will become effective upon the distribution of our common stock. Charges for these transitional services have not been included in the computation of pro forma basic and diluted net income per share as costs for such services have been allocated to us in the historical financial statements and, therefore, would represent duplicative charges in the pro forma computations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are an independent provider of fuel sales and services to the aviation industry. We have operated as a division of Mercury Air Group since 1979 and a wholly-owned subsidiary, organized in Delaware, since October 27, 2000. Our fuel sales consists of contract fueling and related fuel management services. We do not currently provide fuel management services independent of fuel sales. Sales of aviation fuel are made primarily to domestic and international airlines and air freight companies. We also provide fuel to large corporate aircraft operators and third parties.

Determination of Gross Profit

     Gross profit consists of fuel sales less cost of sales. Our cost of sales consists of the cost of fuel. Various factors including the price of fuel, the volatility of the price of fuel, over-all business mix and specific major accounts which are attracted, retained or lost during a given period will affect our gross profit.

Availability of Fuel

     From June 1999 to June 2000, per gallon fuel costs rose 67%. From June 30, 2000 to March 31, 2001, per gallon fuel costs rose 5%. However, during this nine month period, per gallon fuel costs rose as much as 40% before falling to current levels. Although we believe that there are currently adequate aviation fuel supplies, events outside our control have in the past resulted and could in the future result in spot shortages or further rapid increases in fuel costs. Although we have generally been able to pass through rising fuel costs to our customers, extended periods of high fuel costs could adversely affect our ability to purchase fuel in sufficient quantities because of credit limits placed on us by our fuel suppliers.

     We purchase fuel at current market prices from a number of major oil companies and certain independent and state owned oil companies based on the expected requirements of our customers. From time-to-time, we will commit to purchase a fixed volume of fuel, at a fixed price, over a fixed period of time, at agreed upon locations based on selected customers' corresponding purchase commitments. Our terms of payment generally range from 10 to 30 days for most of our fuel purchases, except for bulk purchases, which generally are payable in shorter time periods. We have agreements with certain suppliers under which we purchase a minimum amount of fuel each month at prices which approximate current market prices. We make occasional spot purchases of fuel to take advantage of market differentials. In order to meet customer supply requirements, we carry limited inventories at numerous locations. Due to the nature of our business, the volume of our aviation fuel inventories will fluctuate.

     Our fuel supply contracts may generally be canceled by either party with no further obligations. In some cases, we have monthly purchase requirements which are established based on historical volumes of fuel purchased by us. Such fuel purchase history may result in the seller agreeing to provide a monthly allocation to us such that the seller agrees to dedicate a portion of its available fuel for our requirements. We benefit from such an allocation because, during periods of short fuel supply, reductions in supply are generally made first to those buyers who have not been given any allocation. To maintain dedicated allocations of fuel, we usually purchase fuel at levels approximating the allocated amount. However, we are not obligated to purchase any fuel under such an allocation. Currently, the monthly allocations from our fuel suppliers represent only a small portion of our total monthly supply requirements.

Liquidity Risk

     We generally purchase fuel using credit terms which on average are shorter than the credit terms we generally offer our customers. As a result, we require access to sufficient credit facilities which may need to increase in the future as we expand our operations. The amount of working capital consumed by our accounts receivable has depended and will depend primarily on the quantity of fuel sold, the price of fuel, our extension of credit, customer compliance with our credit terms and credit terms provided by our suppliers. Any increase in the quantity or price of fuel sold, any increase in credit extended, any reduction in credit terms provided by our suppliers or any substantial customer noncompliance with credit terms will result in a corresponding increase in our need for working capital. Under these circumstances, our liquidity could be adversely affected unless we are able to increase vendor credit or increase lending limits under Mercury Air Group's revolving credit facility. We believe, however, that Mercury Air Group's current financing arrangements (and the availability under the terms of our proposed bank financing arrangement) and vendor credit should provide us with sufficient liquidity in the event of a continued major temporary surge in oil prices. However, to the extent that credit facilities are utilized to fund working capital requirements we will incur additional interest expense.

Credit Risk


     As of May 31, 2001, approximately 67% of our accounts receivable were due from smaller and generally less well-established or well-capitalized airlines, including certain foreign, regional, commuter and start-up airlines, which may be less creditworthy than larger, well-established and well-capitalized airlines. These customers are more affected by fluctuations in the economy in general and in the aviation industry specifically. For example, a material rise in the price of aviation fuel tends to more adversely impact these types of customers. To the extent that our airline customers are not able to immediately adjust their business operations to reflect increased operating costs, they could take relatively longer to pay our accounts receivable. Such payment delays would further increase our working capital demands. In some cases, the impact of such economic fluctuations could materially impair the financial stability of an airline customer such that it would be unable to pay amounts owed to us and could result in such airline customer filing for bankruptcy protection. In that event, we could incur significant losses related to the uncollectibility of the receivables. We have incurred in the past and are likely to continue to incur losses as the result of the business failure of a customer. We assess our credit portfolio on an ongoing basis and establish allowances which we believe are adequate to absorb potential credit problems that can be reasonably anticipated. This assessment includes an analysis of past due accounts as well as a review of accounts with significant balances. Reserves are established for all or some portion of past due balances based upon various factors including the extent of delinquency, financial conditions of delinquent customers and amounts of insurance and collateral, if any.


     Our accounts receivable balance was $27.1 million at March 31, 2001 and $25.4 million at June 30, 2000. Accounts receivable is comprised primarily of trade receivables from customers and is net of an allowance for doubtful accounts. Our credit risk is based in part on the following: 1) substantially all receivables are related to a single industry (aviation), 2) there is a concentration of credit risk as there are several customers who at any time have significant balances owed to us, and 3) significant balances are owed by certain customers that are not adequately capitalized.


     Accounts receivable days outstanding were 31 days as of March 31, 2001 and 59 days as of March 31, 2000. Such amounts were 46 days as of June 30, 2000, 89 days as of June 30, 1999 and 55 days as of June 30, 1998. Accounts receivable days outstanding have historically been impacted by a high volume of fuel sales to customers with extended payment terms. However, during the current period, we added a large customer, AirTran Airways, whose terms are prepaid. This prepaid customer accounted for 19% of our revenues for the nine months ended March 31, 2001. During the current period, we also reduced the maximum amount of available credit to National Airlines based on their volume of fuel purchased. These factors significantly reduced the accounts receivable days outstanding.

Significant Customers


     Our largest customers for the nine months ended March 31, 2001 were National Airlines and AirTran Airways, which accounted for 22% and 19% of fuel sales, respectively. For the year ended June 30, 2000, National Airlines represented 18% of fuel sales and Tower Air, Inc. represented 10% of fuel sales. In May, 1999, we entered into a three-year fuel management agreement with National Airlines. However, due to National Airlines bankruptcy, we are now operating pursuant to a court order which is extended and modified on approximately a bi-weekly basis. We have no other long-term written agreements or other understandings with any of our customers that relate to future purchases, so purchases by these customers or any others could be reduced or terminated upon short notice at any time.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses consists of personnel costs for our sales force and our executive and administrative staff, professional fees and overhead expenses including rent, utilities, insurance, business taxes and travel. We expect that our selling, general and administrative expenses will increase as we expand our operations.

Basis of Presentation

     Our financial statements have been carved out from the consolidated financial statements of Mercury Air Group using the historical results of operations and historical basis of the assets and liabilities of the fuel sales and services division of Mercury Air Group. The financial statements also include allocations to us of certain Mercury Air Group corporate assets, liabilities and expenses, including centralized legal, accounting, employee benefits, and other Mercury Air Group corporate and infrastructure costs. The expense allocations have been determined from an analysis of Mercury Air Group's operating and corporate departments and are generally based on the percentage of our operating income before depreciation, indirect selling, general and administrative expenses and certain specifically identified bad debt expenses to Mercury Air Group's operating income before depreciation and amortization and indirect selling, general and administrative expenses.

     The financial information presented in this prospectus may not be indicative of our financial position, results of operations or cash flows which may occur in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented. The financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations as a result of us becoming a stand-alone entity.

RESULTS OF OPERATIONS -- NINE MONTHS ENDED MARCH 31, 2001 AND MARCH 31, 2000

     The following table sets forth, for the periods indicated, our fuel sales and gross profit as well as selected other financial statement data.

                                                      NINE MONTHS ENDED MARCH 31,
                                                         (DOLLARS IN MILLIONS)
                                              --------------------------------------------
                                                      2001                    2000
                                              --------------------    --------------------
                                                        % OF TOTAL              % OF TOTAL
                                              AMOUNT    FUEL SALES    AMOUNT    FUEL SALES
                                              ------    ----------    ------    ----------
Fuel sales..................................  $240.5      100.0%      $149.2      100.0%
Cost of sales...............................   231.6       96.3        141.0       94.5
                                              ------      -----       ------      -----
Gross profit................................     8.9        3.7          8.2        5.5
Selling, general and administrative.........     3.8        1.6          3.1        2.1
Provision for bad debts.....................     2.4        1.0          4.3        2.9
Interest expense and other..................     0.5        0.2          0.9        0.6
                                              ------      -----       ------      -----
Income (loss) before income taxes...........     2.2        0.9         (0.1)      (0.1)
Provision (benefit) for income taxes........     0.8        0.4           --         --
                                              ------      -----       ------      -----
Net income (loss)...........................  $  1.4        0.6%      $ (0.1)      (0.1%)
                                              ======      =====       ======      =====

Nine Months Ended March 31, 2001 Compared to March 31, 2000


     Fuel sales increased by 61.2% to $240.5 million in the current period from $149.2 million a year ago. The increase in fuel sales was due to an increase of 24% in the average price of fuel sold and an increase of 29% in the volume of fuel sold. Volume increased in the current period due to a significant new customer added in September 2000. Gross profit increased by 8.4% to $8.9 million in the current nine month period from $8.2 million a year ago due to an increase of 29% in the volume of fuel sold, such volume increase more than offsetting a decline in per gallon margins to $.039 in the current period compared to $.047 a year ago caused by higher fuel prices.


     Selling, general and administrative expenses in the current period increased 20.7% to $3.8 million from $3.1 million in last year's period due primarily to higher legal fees. Selling, general and administrative expense includes an allocation from Mercury Air Group of $0.7 million in the current nine month period and $0.9 million in the year ago period.

     Provision for bad debts decreased 44.9% in the current period to $2.4 million from $4.3 million a year ago due to the write off of Tower Air's receivable balance of $2.7 million in the year ago period (as a result of its bankruptcy). The provision in the current period includes $1.6 million which is attributable to a legal settlement with Western Pacific Airlines, Inc. This amount was partially offset by $0.9 million in bad debt recoveries related to a former customer. Future periods may continue to be impacted by higher reserve requirements.

     Interest expense (net) decreased by 42.4% in the current period to $0.5 million from $0.9 million a year ago due to lower average outstanding amounts due to Mercury Air Group, which is the basis on which interest expense is allocated to MercFuel.

     Income tax expense 39.0% of pre-tax income in the current period and income tax benefit 39.0% of pre-tax loss in the year ago period reflecting the expected effective annual income tax rate.

RESULTS OF OPERATIONS -- FISCAL 2000, 1999 AND 1998

     The following table sets forth, for the periods indicated, our fuel sales and gross profit, as well as selected other financial statement data.

                                                            YEAR ENDED JUNE 30,
                                                           (DOLLARS IN MILLIONS)
                                    --------------------------------------------------------------------
                                            2000                    1999                    1998
                                    --------------------    --------------------    --------------------
                                              % OF TOTAL              % OF TOTAL              % OF TOTAL
                                    AMOUNT    FUEL SALES    AMOUNT    FUEL SALES    AMOUNT    FUEL SALES
                                    ------    ----------    ------    ----------    ------    ----------
Fuel sales........................  $203.4      100.0%      $111.6      100.0%      $148.3      100.0%
Cost of sales.....................   192.4       94.6         99.8       89.4        138.7       93.5
                                    ------      -----       ------      -----       ------      -----
Gross profit......................    11.0        5.4         11.8       10.6          9.6        6.5
Selling, general and
  administrative..................     4.5        2.2          4.4        3.9          3.6        2.4
Provision for bad debts...........     5.0        2.5          1.4        1.3          8.6        5.8
Interest expense and other........     1.2        0.6          1.1        1.0          1.2        0.8
                                    ------      -----       ------      -----       ------      -----
Income (loss) before income
  taxes...........................     0.3        0.1          4.9        4.4         (3.8)      (2.5)
Provision (benefit) for income
  taxes...........................     0.1         --          1.9        1.7         (1.5)      (1.0)
                                    ------      -----       ------      -----       ------      -----
Net income (loss).................  $  0.2        0.1%      $  3.0        2.7%      $ (2.3)      (1.5)%
                                    ======      =====       ======      =====       ======      =====

Fiscal Year Ended June 30, 2000 Compared to Fiscal Year Ended June 30, 1999


     Fuel sales increased 82.2% to $203.4 million in fiscal 2000 from $111.6 million in fiscal 1999 due to higher fuel prices and higher volume of fuel sold. In fiscal 2000, fuel prices rose an average of 49% and the volume of fuel sold increased by 22% from fiscal 1999. Gross profit decreased 6.8% to $11.0 million in fiscal 2000 from $11.8 million in fiscal 1999. Gross profit decreased due to per gallon margins decreasing to $.047 in fiscal 2000 compared to $.062 in fiscal 1999 caused by rising fuel prices.


     Selling, general and administrative expenses increased by 2.0% to $4.5 million in fiscal 2000 from $4.4 million in fiscal 1999. Selling, general and administrative expenses includes an allocation from Mercury Air Group of $1.3 million in fiscal 2000 and $1.5 million in fiscal 1999.

     Provision for bad debts increased 263.1% in fiscal 2000 to $5.0 million from $1.4 million in fiscal 1999 due to the write off of Tower Air's receivable balance of $2.7 million (as a result of its bankruptcy), significantly higher sales in fiscal 2000 and greater exposure due to significantly higher fuel prices during fiscal 2000 which created a greater risk of loss due to potential bad debts related to certain airline accounts.

     Interest expense (net) increased 16.8% in fiscal 2000 to $1.2 million from $1.1 million in fiscal 1999 due to higher interest rates in fiscal 2000. Interest expense is allocated from Mercury Air Group based upon our average working capital requirements.

     Income tax expense was 39.0% of pretax income in both fiscal 2000 and fiscal 1999 reflecting our effective annual income tax rate.

Fiscal Year Ended June 30, 1999 Compared to Fiscal Year Ended June 30, 1998


     Fuel sales decreased 24.7% to $111.6 million in fiscal 1999 from $148.3 million in fiscal 1998, primarily due to lower fuel prices and lower fuel volume. In fiscal 1999, the volume of fuel sold decreased by 14% and average fuel prices decreased by 12% compared to fiscal 1998. Gross profit increased 22.8% to $11.8 million in fiscal 1999 from $9.6 million in fiscal 1998 due to per gallon fuel margins increasing to $.062 in fiscal 1999 compared to $.043 in fiscal 1998 resulting primarily from lower fuel prices in fiscal 1999. Volume declined approximately 32 million gallons all of which was related to the bankruptcy filing of Western Pacific Airlines.


     Selling, general and administrative expenses in fiscal 1999 increased 23.9% to $4.4 million from $3.6 million in fiscal 1998. Selling, general and administrative expenses includes an allocation from Mercury Air Group of $1.5 million in fiscal 1999 compared to $1.0 million in fiscal 1998. In addition, higher charges were incurred in fiscal 1999 for compensation, insurance and credit card fees.

     Provision for bad debts in fiscal 1999 declined 84.1% to $1.4 million from $8.6 million in fiscal 1998 primarily due to a loss of $7.1 million from Western Pacific Airline's bankruptcy, which is included in fiscal 1998, and lower bad debt allowance requirements attributable in part to lower fuel sales.

     Interest expense (net) in fiscal 1999 decreased 12.6% to $1.1 million from $1.2 million in fiscal 1998 primarily due to lower average outstanding amounts due to Mercury Air Group and lower interest rates.

     Income tax expense was 39.0% of pretax income for fiscal 1999 and income tax benefit was 39.0% of pretax loss for fiscal 1998, reflecting our effective annual income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed our operations primarily through operating cash flow and advances from Mercury Air Group. Our cash balance at March 31, 2001 and at June 30, 2000 was zero in both periods. The amount due to Mercury Air Group was $8.8 million and $10.6 million at each of March 31, 2001 and June 30, 2000. Mercury Air Group has historically financed our operations primarily through its bank financing arrangements, the collateral for which includes our assets.


     Until the date Mercury Air Group distributes our common stock to its stockholders, we will continue to be a guarantor under Mercury Air Group's financing arrangements. We are currently negotiating a $20.0 million senior credit facility in the form of a revolving loan to be secured by substantially all of our assets. The $20.0 million senior credit facility is in the final stages of the approval process and is subject to final documentation. Simultaneously, Mercury Air Group is negotiating a new senior credit facility with two lenders to replace its existing senior credit facility. Draft commitment letters have been received but not yet executed by Mercury Air Group. The new facilities for both Mercfuel and Mercury Air Group are expected to close simultaneously in September 2001. Planned uses for our credit facility include providing for increases in working capital requirements and supporting vendor credit lines with letters of credit to the extent required. The revolving loan will mature in either two, three, four or five years from the date of closing of the loan, at our option. The revolving loan would be subject to certain financial covenants, including maintenance of a minimum level of tangible net worth. The consummation of the revolving loan will be subject to certain conditions precedent, including our having a minimum of $5.0 million in the aggregate of unrestricted cash or cash equivalents on hand and/or available credit capacity, after reserving for those amounts necessary to maintain current liabilities reasonably within terms, and our having a minimum of $4.0 million in equity at the time of the closing of the revolving loan. There is no assurance that this financing will be obtained.



     In addition, Mercury Air Group has agreed, if required, to guaranty our obligations with our fuel suppliers for a period of up to six months from the date Mercury Air Group distributes our common stock to its stockholders.



     We have agreed to sell 239,942 shares of our common stock at a per share price of $4.35 in a private placement. Proceeds from the private placement are expected to be $960,000. This sale is to be consummated at such time as Mercury Air Group's lenders consent to that offering and the initial public offering.


     Net cash provided by operating activities was $3.2 million during the nine months ended March 31, 2001 and $6.7 million during fiscal 2000. During the nine months ended March 31, 2001, the primary sources of net cash provided by operating activities were net income plus depreciation totaling $1.4 million, bad debt expense of $2.4 million, a decrease in inventories of $0.7 million, an increase in accounts payable of $0.7 million and an increase in accrued expenses of $2.2 million. The primary use of cash from operating activities during the nine month period ended March 31, 2001 was an increase in trade accounts receivable of $4.1 million, due to higher sales. During fiscal 2000, the primary sources of net cash provided by operating activities were bad debt expense of $5.0 million and an increase in accounts payable of $4.6 million. The primary use of cash from operating activities during fiscal 2000 was an increase in trade accounts receivable of $3.1 million.

     Net cash used in investing activities was $14,000 during the nine months ended March 31, 2001 due to an increase in property and equipment. Net cash provided by investing activities was $0.4 million during fiscal 2000 primarily from the sale of property.

     Net cash used in financing activities was $3.2 million during the nine months ended March 31, 2001 and $7.1 million during fiscal 2000, due to a reduction in the advance to Mercury Air Group.


     We plan to incur approximately $2.5 million over the 12 months following the closing of this offering related to our fuel management strategy. The strategy will involve the development, marketing and implementation of a centralized information gathering, inventory, and invoicing system for use at selected commercial airports throughout the world. The system will be designed to provide for the efficient delivery and payment of jet fuel deliveries to air carriers.


EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

     NEW ACCOUNTING PRONOUNCEMENTS -- On July 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Their was no effect of adoption at July 1, 2000 was insignificant. At March 31, 2001, there were no outstanding derivative contracts.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, which provided the staff's views in applying generally accepted accounting principles to selected revenue issues. There was no impact of implementing Staff Accounting Bulletin No. 101.

INFLATION

     We believe that inflation has not had a significant effect on our results of operations during the past three fiscal years.

                                    BUSINESS

INDUSTRY BACKGROUND

     Jet fuel resellers are generally independent third parties that purchase fuel from major oil companies and independent fuel suppliers and resell fuel to commercial airlines, business aircraft management companies and air freight companies. Jet fuel reselling is a byproduct of the United States oil embargo and ensuing energy crisis in 1979. At that time, the major oil companies initiated a fuel allocation program pursuant to which many smaller and regional domestic and international airlines were unable to access sufficient supplies of jet fuel. Resellers took the initiative to find additional sources of fuel for these carriers and have become the suppliers to many of those airlines which the oil companies no longer directly serve.


     We believe that the current and expected growth in commercial and business aviation presents significant opportunities for jet fuel resellers. According to the Federal Aviation Administration, domestic and international passenger enplanements, which are passenger boardings, are expected to increase at an annual rate of 3.6% between 1998 and 2010 and forecasts that through 2010 annual growth in passenger miles will average 4.5%. In addition, emerging countries tend to form their own airlines and most third world countries tend to establish private airline companies to compliment their existing and national carriers. Furthermore, air cargo carriers are expanding or being formed to address the needs of the global economy requiring timely delivery of raw materials and products.



     As for business aviation, the popularity of business aircraft has increased as more companies realize the efficiency and productivity of owning and operating their own planes or having fractional ownership of business jets. Fractional ownership is where companies or individuals own a fraction of an aircraft and receive management and pilot services associated with the aircraft's operations. According to the National Business Aviation Association Fact Book, Source Av Data, Inc., the number of domestic corporate flight departments has grown from 6,584 in 1991 to 9,317 in 2000. According to the National Business Aviation Association Fact Book, Source Av Data, Inc., the worldwide business jet fleet has more than doubled since 1980. In addition, fractional aircraft ownership allows companies that have never before owned a business aircraft to experience many of the efficiencies of business aviation quickly and without the typical overhead considerations associated with traditional flight departments. It also allows existing flight departments to supplement their current aircraft when needed. According to the National Business Aviation Association Fact Book, Source Av Data, Inc., the number of companies and individuals using fractional ownership grew from 2,591 in 1999 to 3,694 in 2000.


INEFFICIENCIES OF JET FUEL RESALES

     Commercial and general aviation jet fuel purchases and dispensement occurs at airports and fuel terminals throughout the world. Jet fuel resellers contract directly with the oil company or jet fuel supplier to purchase the fuel and with third party refueling companies handling large commercial aircraft at commercial airports and fuel terminals or with third parties known as fixed base operations, for the actual dispensing of the fuel to the customer. Fixed base operations are third parties that typically handle all other aircraft such as commuter, business and private jets. Typical commercial or business jet fuel resale transactions are as follows:

     - Deliveries from Reseller Inventory. In some cases, the jet fuel reseller has previously contracted with the fuel supplier for the delivery of fuel to a third party refueling company or fixed base operation. These third parties store the fuel for the jet fuel reseller as the reseller's inventory. In these instances, the third party that delivers the fuel into the wing of the aircraft customer forwards a paper record of the transaction to the jet fuel reseller. The reseller then forwards an invoice to the aircraft customer.

     - Into-plane Deliveries. Into-plane deliveries are fuel sales where the sale of fuel is made from the fuel supplier's inventory maintained at the airport or fuel terminal. In these instances, either the fuel supplier or a third party refueling company delivers the fuel into the wing of the aircraft customer and the sale of fuel is consummated at that point. The refueling company, if used, forwards the paper record of the transaction to the fuel supplier and in either case the fuel supplier forwards the paper record to the fuel reseller for payment. The fuel reseller then forwards an invoice to the air carrier.

     Each of these methods is a labor intensive and time consuming process that is subject to delays, inefficiencies and mistakes. At times customers and resellers are inaccurately billed for the amount of fuel sold. In addition, the use of paper documents delays the payment by the jet fuel reseller to the supplier in the case of into-plane deliveries. Also, commercial and business customers typically do not receive bills from the jet fuel reseller until between 7 to 30 days after fuel is sold, which delays payments and affects the jet fuel reseller's cash flow.

     In general, the aviation industry is capital intensive and highly leveraged. Recognizing the financial risks of the airline industry, large major oil companies generally refrain from extending unsecured lines of credit to smaller domestic and foreign airlines as well as charter and air-cargo airlines and avoid doing business with those airlines directly. Consequently, most carriers are required to post a cash collateralized letter of credit or prepay for fuel purchases from major oil companies. This impacts the airlines' working capital and hampers the ability of many carriers to operate efficiently. In the alternative, many smaller carriers or business fleet managers are required to pay spot retail prices at the terminal or airport at which they refuel. This typically results in the carrier paying a higher price for fuel which in turn affects the operational efficiency of the carrier or operator.


MERCFUEL BACKGROUND



     We began our operations as a division of Mercury Air Group in 1979, with operations based primarily at Los Angeles International Airport. Since October 2000, we have operated as a wholly owned subsidiary of Mercury Air Group. We began doing business with a limited number of air carriers. As of March 31, 2001, we had over 50 air carrier clients and over 50 business carrier clients. Our business carrier operations began in 1997 and are principally operated out of our Houston Office. After the completion of this offering, Mercury Air Group will own 82.0% of the outstanding shares of our common stock or 80.2 % if the underwriters exercise their over-allotment option in full. No sooner than six months subsequent to this offering Mercury Air Group plans, but is not obligated to, distribute its shares of our common stock to the holders of Mercury Air Group's common stock.



CURRENT BUSINESS



     As an increasing number of commercial and business air carriers and business aircraft managers and jet fuel suppliers, such as major oil companies, continue to outsource their fuel purchasing and marketing needs, we believe our value added services have become an integral part of these industries' trend towards eliminating non-core functions. We believe that we add value for our suppliers by facilitating the management and distribution of aviation fuel for our customers which the major suppliers typically do not service. In this way, we serve as a reseller from the major oil companies to air carriers, affording oil companies access to these carriers without their assumption of the credit risk for these fuel purchases. We believe we add value to end users by providing high quality service, by offering a combination of favorable pricing and credit terms, and by offering a real time analysis of the availability, quantity and price of fuel in airports and terminals worldwide. Our fuel sales and related fuel management services offer the following significant benefits to both jet fuel suppliers and purchasers:


Benefits to Jet Fuel Suppliers

     - Access to Larger Customer Basis. We believe that many of the major oil companies have limited infrastructure to support small to medium sized and emerging carriers. With over 22 years of experience in the jet fuel reselling industry, we have established significant contacts with smaller and medium sized commercial carriers and business fleet managers. Our resale service provides an established distribution point for oil company sales efforts worldwide and offers them access to markets which they do not directly serve.


     - Reduce Administrative Costs. We assume the administrative costs which would otherwise be borne by fuel suppliers.

     - Reduce Credit Risks. We typically assume the credit risks for fuel sales. We believe our experience in the jet fuel reselling industry allows us to assess those risks in a more efficient manner. In addition, major oil companies typically do not wish to bear these credit risks.


Benefits to Commercial and Business Customers


     - More Efficient Pricing. In many cases, small to medium sized commercial carriers and business fleet managers are required to pay higher spot retail prices for fuel at the terminals they service. We provide 24-hour single source coordinated fuel supply and delivery on a national and international basis. We have a network of over 400 third party locations nationally and 1,000 locations internationally through which customers can purchase fuel. As a result, we are able to provide our customers with consistent fuel costs from terminal to terminal which reduces arbitrary and opportunistic pricing characteristics associated with spot fuel sales. Further, we believe our scale of operations and the fact that large oil companies are willing to extend to us credit that they will not extend to smaller airlines allows the purchase of fuel on more favorable price and credit terms than would be available to most of our customers on an individual basis.


     - Improved Purchase Terms. We believe that the lack of available credit to customers is a significant barrier to reselling jet fuel. In response to this need, we offer the ability for our customers to purchase fuel on credit through our in-house credit system. We believe the availability of credit allows customers to better manage cash available for operations, especially with the high cost of fuel associated with airline operations, and represents a competitive advantage.

     - Automation of Fuel Sales Process. We have automated our Internet process to provide online pricing, fuel location and ordering information and we intend to upgrade this system to include online invoicing ordering capability. This operation offers our customers the ability to streamline the fuel purchase process and reduce internal costs dedicated to fuel logistics by providing a single source through which fuel sales can be made and automatically released to the business jet customer.

BUSINESS STRATEGY

     Our objective is to become the leading reseller of aviation fuel and services to the commercial and business aviation markets. The key elements of our strategy are described below.

     - Attract Additional Commercial and Business Clients. We believe that the recent growth in commercial and business aircraft usage and sales provides increased opportunities for our fuel sales and management services and that we are well positioned to serve these markets. Our goal is to continue to support the major oil companies and other fuel suppliers by providing and administering fuel to small and medium size carriers and business fleet managers as well as expanding sales to larger carriers both domestically and internationally.


     - Expand International Presence. We intend to expand our international operations through relationships in strategically located countries and regions throughout the world. Many of our existing customers have international operations and we intend to leverage our domestic relationships with them to assist them with their fuel sales and services overseas. We believe that by expanding our international operations, we can more rapidly expand our customer and supplier base on an international basis.


     - Enhance Technology Offerings. We plan to expand our Internet presence to attract a broader base of business, including advertising to attract a larger share of fractional aircraft ownership companies. In addition, our proposed fuel management system is designed to automate the purchase, delivery and settlement transaction process which we intend to offer as a point-of-sale system to oil companies, air carriers refueling companies and fixed based operations to better manage their billing and supply process.


     - Consummate Strategic Acquisitions. A component of our growth strategy is the acquisition of, or investment in, complementary businesses, technologies, services or products.

     Our fuel management strategy is based on the development, marketing and implementation of a centralized information gathering, inventory and invoicing system for use at selected commercial airports throughout the world. The system will be designed to provide for the efficient delivery and payment of jet fuel deliveries to air carriers.



     As currently envisioned, the system will utilize hand held data and wireless technology to allow the air carriers to:



     - notify the fuel supplier of their specific fuel requirements by flight,



     - track the delivery into the aircraft and



     - provide all parties to these fueling transactions with billing information through a centralized data base.



It is our intent to develop a process and system which will be universal in its compatibility with the data processing systems of the air carriers, fuel suppliers, fueling companies and fuel farm management companies.



     After implementing this process and system at a major U.S. airport on a test site basis within the next 12 months, we plan to expand the system to other airports through the United States, and eventually internationally. We believe the cost of software and hardware to establish the initial site to be in the range of $750,000 to $1.0 million. The cost to market this system is expected to be approximately $2.5 million. We expect to spend approximately $2.5 million in the first 12 months and the balance in the 12 months thereafter.



     We plan to derive income by licensing users of the software, selling and installing the proprietary hardware and operating the fuel management system at each airport directly or through third parties.


CUSTOMERS AND SUPPLIERS

Customers

     Our customers include passenger, cargo and charter airlines as well as business aviation customers. Our primary customers are small to medium sized commercial carriers and business fleet managers not directly served by major oil companies and other fuel suppliers. We plan to expand our sales efforts to capture additional larger carriers.

     The following is an alphabetical list of our top 10 commercial and business fleet customers by dollar volume of purchases from us during the nine months ended March 31, 2001:

AirTran Airways
China Eastern Airlines, Inc.
EGL, Inc.
Executive Jet, Inc.
Kitty Hawk, Inc.
National Airlines, Inc.
Pacific Air Cargo
STAF Airlines
Tam Linhan Aereas, S.A.
VARIG Brazilian Airlines


     National Airlines and Air Tran Airways represented 22% and AirTran Airways represented 19%, respectively, of our revenues for the nine months ended March 31, 2001. The 10 customers listed above represented approximately 71% of our revenues for the nine months ended March 31, 2001. No other customer represented 10% or more of our revenues for the nine month period.



     During the year ended June 30, 1999, Mercury Air Group invested $300,000 in National Airlines, Inc., a start-up airline based in Las Vegas, Nevada. This investment has not been allocated to us. This investment currently represents less than a 1% ownership interest in National. In May 1999, Mercury Air Group entered into a fuel management contract with National, pursuant to which we began selling fuel to National and managing their fuel requirement at all National locations. During the year ended June 30, 2000, National represented approximately 18.0% of our fuel sales. On December 6, 2000, National filed for bankruptcy protection. We continue to sell fuel to National on a secured basis, under the auspices of the bankruptcy court.



     Outside of fuel supply services and our relationships with National, we have no business relationship with any other customers listed above.


     Through our offices located in the United States and England, we provide our customers global market data and rapid access to quality and competitively priced jet fuel, 24-hours a day, every day of the year. The cost of fuel is a major component of a carrier's or business fleet manager's operating overhead. Therefore, the need for cost effective and professional fueling services is essential.

     We believe our success in attracting customers has been due, in part, to our willingness to extend credit on an unsecured basis to customers, which would otherwise be required to prepay or post letters of credit with their suppliers of fuel and related services. We recognize that active management of our credit risk is essential to our success. Our sales executives and their staff meet regularly to evaluate credit exposure, in the aggregate and by individual credit. Our credit committees are responsible for approving credit limits above certain amounts, and setting and maintaining credit standards and ensuring the overall quality of the credit portfolio. We also maintain credit risk insurance for certain qualified accounts.

Suppliers


     We purchase our fuel from suppliers worldwide. For the nine months ended March 31, 2001, 27% of our jet fuel purchases were made from British Petroleum and 12% were made from each of Tosco and ARCO. For the year ended June 30, 2000, 17% were made from each of British Petroleum and Tosco, 13% were made from ARCO and 12% were made from Texaco. ARCO is affiliated with British Petroleum. Our cost of fuel is generally tied to market-based formulas. We are currently extended unsecured trade credit for our fuel purchases.



     If our relationship with any of these key suppliers terminates, we may not be able to obtain a sufficient quantity of fuel on favorable terms. We may experience difficulty and delays in obtaining fuel from alternative sources of supply. Furthermore, financial or other difficulties faced by these suppliers, fuel shortages or significant changes in demand for fuel could limit the availability of fuel.


     Outside of the United States, we do not maintain fuel inventory and arrange to have the fuel delivered directly into the customer's aircraft on an into-plane basis. In the United States, sales are either made on an into-plane basis directly into a customer's aircraft with fuel provided by our suppliers or fuel is delivered from our inventory. Inventory is held at multiple locations in the United States and inventory levels are kept at an operating minimum. We have arrangements with our suppliers and other third parties for the storage and delivery of fuel and related aviation services.

SALES AND MARKETING


     We currently market our fuel sales and services through our internal sales force. Our sales force interacts with our established commercial and business carriers and markets our fuel sales and services to well-defined market segments. These market segments consist of commercial aviation, which includes domestic and international airlines, business aviation, typically owners of business aircraft, charter aviation and air cargo aviation. We strive to identify and target within the purchasing operations of potential customers who are the decision-makers who choose whether to utilize our services. We believe our level of customer service, years of experience in the industry and reputation are significant factors in retaining existing customers and attracting new clients.


     Our sales and marketing approach is designed to create awareness of the benefits and advantages of our fuel sales and services. We are active in industry trade shows and other available public forums.

     We intend to expand our international operations through selected targeted marketing to international carriers.

LOGISTICS AND FUEL MANAGEMENT STRATEGY

Logistics

     Our fuel sales and services are conducted from our offices in Texas, California, Pennsylvania, Florida and London, England.

     Our operations in Houston are responsible for the coordination of corporate fuel sales and delivery domestically and internationally, as well as general sales and marketing. Our Los Angeles office is primarily responsible for commercial fuel sales, billing and reconciliation of fuel inventory activity. Our offices in Pennsylvania and Florida prepare backup for billing for high fuel volume customers. Our office in London is responsible for fuel sales in Europe and the Middle East and for coordinating these international fuel supply requirements.

Fuel Management Strategy

     In addition to services currently provided, management has begun an initiative to design and institute an electronic fuel management system to provide value to fuel suppliers and additional services to air carriers by providing an automated point-of-sale system to manage airline, supplier and fueler information for supply inventory, billing and settlement management. This system will allow the various non-linked components of the aircraft fueling industry to communicate on a real time basis.

     The envisioned solution will include multiple channels of access for suppliers and customers. Once the internal processes (credit approval, service authorization, invoice generation, and issue slip reconciliation) are completed, suppliers will be able to receive authorization to provide service to us through fax, e-mail, web site or electronic file transfer, based on how they do business. They will provide proof of delivery through the interaction channel that best suits their business.

     On the customer side, it is intended that clients will be able to place orders, designate special requirements at worldwide locations, print invoices, receive confirmations, approve payments, review prices and contracts through whatever channel of interaction best suits the client's business process.

     Our fuel management strategy is designed to provide flexibility to both the suppliers and customers that interact with us. By implementing systems that define the process, we believe that we will be able to manage larger accounts, potentially acting as an outsourcing agent to large oil companies wishing to focus on their core business. We believe that automating several channels of interaction that standardize data for input and output to and from our processes will have the following benefits:

     - improve the efficiency of completing transactions;

     - increase the reliability of the reconciliation, invoicing and credit management processes; and

     - offer customers flexible and customizable means for conducting business.

     We believe this strategy will allow us to:

     - open new revenue opportunities;

     - expand in existing and new geographic markets; and

     - establish additional and broaden existing strategic relationships.

COMPETITION


     The market for jet fuel reselling is highly competitive. In certain market segments, we are in direct competition with approximately five major oil companies. We also compete with approximately five independent fuel suppliers, of which the largest is World Fuel Services Corporation. In addition, we compete with other aircraft support companies which maintain their own sources of aviation fuel. We compete primarily on the basis of price, prior relationship to the customer, and credit terms. We believe that we are currently the second largest fuel reseller, the largest being World Fuel Services Corporation. Many of our competitors have greater financial, technical and marketing resources than us.



     We may not be able to compete successfully against current and potential competitors and, as a result, we may experience a loss of customers, reduced operating margins or increased operating costs, any of which could harm our business.


REGULATION

     Our activities are subject to substantial regulation by federal, foreign, state and local government agencies. The principal laws and regulations affecting our business and the markets we serve are as follows:

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980 establishes a program for federally directed response or remedial actions with respect to the uncontrolled discharge of hazardous substances, pollutants or contaminants, including waste oil, into the environment. The law authorizes the federal government either to seek a binding order directing responsible parties to undertake such actions or authorizes the federal government to undertake such actions and then to seek compensation for the cost of clean-up and other damages from potentially responsible parties. Congress established a federally managed trust fund, commonly known as the Superfund, to fund response and remedial actions undertaken by the federal government. The trust fund is used to fund federally conducted actions when no financially able or willing responsible party has been found.

     The Superfund Amendments and Re-Authorization Act of 1986 adopted more detailed and stringent standards for remedial action at Superfund sites, and clarified provisions requiring damage assessments to determine the extent and monetary value of injury to natural resources. This legislation also provides a separate funding mechanism for the clean up of underground storage tanks.

     The Resource Conservation and Recovery Act of 1976 established a comprehensive regulatory framework for the management of hazardous waste at active facilities. This legislation sets up a "cradle-to-grave" system for the management of hazardous waste, imposing upon all parties who generate, transport, treat, store or dispose of waste, above certain minimum quantities, requirements for performance, testing and record keeping. The Resource Conservation and Recovery Act of 1976 also requires permits for construction, operation and closure of facilities and requires 30 years of post-closure care and monitoring. The legislation was amended in 1984 to increase the scope of the regulation of small quantity waste generators and waste oil handlers and recyclers; require corrective action at hazardous waste facilities (including remediation at certain previously closed solid waste management units); phase in restrictions on disposal of hazardous waste; and require the identification and regulation of underground storage tanks containing petroleum and certain chemicals.

     The Clean Air Act of 1970, as amended in 1977, was the first major federal environmental law to establish National Ambient Air Quality Standards for certain air pollutants, which are to be achieved by the individual states through State Implementation Plans. The legislation typically attempts to meet ambient standards by regulating the quantity and quality of emissions from specific industrial sources. For toxic emissions, the Act authorizes the Environmental Protection Agency to regulate emissions from industrial facilities directly. The Environmental Protection Agency also directly establishes emissions limits for new sources of pollution, and is responsible for ensuring compliance with air quality standards. The Clean Air Act Amendments of 1990 place the primary responsibility for the prevention and control of air pollution upon state and local governments. The 1990 amendments require regulated emission sources to obtain operating permits, which could impose emission limitations, standards, and compliance schedules.

     The Clean Water Act of 1972, as amended in 1987, establishes water pollutant discharge standards applicable to many basic types of manufacturing plants and imposes standards on municipal sewage treatment plants. The legislation requires states to set water quality standards for significant bodies of water within their boundaries and to ensure attainment and/or maintenance of those standards. Most industrial and government facilities must apply for and obtain discharge permits, monitor pollutant discharges, and under certain conditions reduce certain discharges.

     The Safe Drinking Water Act, as amended in 1986, regulates public water supplies by requiring the Environmental Protection Agency to establish primary drinking water standards. These standards are likely to be further expanded under the Environmental Protection Agency's evolving groundwater protection strategy which is intended to set levels of protection or clean-up of the nation's groundwater resources. These groundwater quality requirements will then be applied to facilities subject to the Resource Conservation and Recovery Act of 1976 and sites subject to Superfund liability, and remedial action will be required for releases of contaminants into groundwater.

     The National Pollutant Discharge Elimination System, a program promulgated under the Clean Water Act, permits states to issue permits for the discharge of pollutants into the waters of the United States in lieu of federal Environmental Protection Agency regulation. State programs must be consistent with minimum federal requirements, although they may be more stringent. Permits are required under this legislation for, among other things, certain industrial discharges of storm water.

     The Oil Pollution Act of 1990 imposes liability for oil discharges, or threats of discharge, into the navigable waters of the United States on the owner or operator of the responsible vessel or facility. Oil is defined to include oil refuse and oil mixed with wastes other than dredged spoil, but does not include oil designated as a hazardous substance under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. This legislation requires the responsible party to pay all removal costs, including the costs to prevent, minimize or mitigate oil pollution in any case in which there is a discharge or a substantial threat of an actual discharge of oil. In addition, the responsible party may be held liable for damages for injury to natural resources, loss of use of natural resources and loss of revenues from the use of such resources.

     Many states have been authorized by the Environmental Protection Agency to enforce regulations promulgated under federal programs. In addition, there are numerous state and local authorities that regulate the environment, some of which impose stricter environmental standards than federal laws and regulations. Some states, including Florida, have enacted legislation which generally provides for registration, recordkeeping, permitting, inspection, and reporting requirements for transporters, collectors and recyclers of hazardous waste and waste oil. The penalties for violations of state law include injunctive relief, recovery of damages for injury to air, water or property and fines for non-compliance. In addition, some local governments have established local pollution control programs, which include environmental permitting, monitoring and surveillance, data collection and local environmental studies.

     Many foreign governments impose laws and regulations relating to the protection of the environment and the discharge of pollutants in the environment. Such laws and regulations could impose significant liability on us for damages, clean-up costs and penalties for discharges of pollutants in the environment, as well as injunctive relief. In addition, some foreign government agencies have established pollution control programs, which include environmental permitting, monitoring and surveillance, data collection and environmental impact assessments.

     In addition to the regulations set forth above, our operations are affected by various federal and state taxes imposed on the purchase and sale of aviation fuel products in the United States. Federal law imposes a manufacturer's excise tax on sales of aviation fuel. Sales to aircraft engaged in foreign trade are exempt from this tax. These exemptions may be realized either through tax-free or tax-reduced sales, if the seller qualifies as a producer under applicable regulations, or, if the seller does not so qualify, through a tax-paid sale followed by a refund to the exempt user. Several states, where we sell aviation fuel, impose excise and sales taxes on fuel sales; certain of our sales qualify for full or partial exemptions from these state taxes.

EMPLOYEES

     As of May 1, 2001, we had 32 full-time employees. None of our employees are represented by unions and there have not been any work stoppages at any of our facilities. We believe that our relationship with our employees is satisfactory.

FACILITIES

     Our principal executive offices are located in approximately 5,000 square feet of office space in Los Angeles, California, the facility in which the offices are located is owned by Mercury Air Group. We also have an office in Miami, Florida in a facility owned by Mercury Air Group. We sublease these office spaces on an informal month-to-month basis from Mercury Air Group and plan on entering into formal sublease agreements prior to this offering. We also lease office space on an informal month-to-month basis in Houston, Texas, Hershey, Pennsylvania and London, England from unaffiliated parties. We plan on entering into formal lease agreements prior to this offering.

     We believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

LEGAL PROCEEDINGS


     In the ordinary course of business, we may be subject to claims, lawsuits and other legal proceedings. Except as set forth below we are not currently a party to any material legal proceedings.



     In February 2001, Mercury Air Group received notice of a complaint filed by Charles A. Stanziale, Jr. as Chapter 7 Trustee for Tower Air, Inc. in regard to a preference action for approximately $3.6 million. In June 2001, we and Mercury Air Group agreed to a settlement in this matter for $1 million, subject to approval by the United States Bankruptcy Court. Upon approval, we will pay $750,000 and we will pay the balance in ten monthly installments of $25,000 each. The unpaid balance of $250,000 will be secured by a letter of credit.

                                   MANAGEMENT

     The following table sets forth our executive officers and directors, their ages and the positions they hold:

NAME                                   AGE                   POSITION
----                                   ---                   --------
Joseph A. Czyzyk.....................  53     Chairman of the Board and Chief
                                              Executive Officer
Eric Beelar..........................  36     President and Director
John Condie..........................  43     Chief Financial Officer
Navin Vithal.........................  38     Secretary
Jeffrey R. Wescott...................  43     Director
George Grkinich, Jr..................  31     Director


     Joseph A. Czyzyk has served as our Chairman of the Board and Chief Executive Officer since our inception, has been President and a Director of Mercury Air Group since November 1994 and has served as Mercury Air Group's Chief Executive Officer since December 1998. Mr. Czyzyk also served as President of Mercury Air Group's fuel sales and services division from August 1985 until August 1988, and President of Mercury Air Cargo, Inc. from August 1988 until August 1997. Mr. Czyzyk served as an Executive Vice President of Mercury Air Group from November 1990 through November 1994. Mr. Czyzyk will devote approximately 80% of his time to Mercury Air Group matters and approximately 20% of his time to MercFuel matters.


     Eric Beelar has served as our President and as a director since our inception. Mr. Beelar has been employed by Mercury Air Group since 1989. He served as manager of the fuel sales and services division of Mercury Air Group from 1989 to 1996, at which time he was appointed to his current position as vice president of the fuel sales and services division. At the date of this offering, Mr. Beelar will resign from Mercury Air Group and will be employed by us full-time.


     John Condie has served as our Chief Financial Officer since our inception. Mr. Condie has been controller for Mercury Air Group since September 1996. From 1995 to 1996, Mr. Condie was a CPA with the accounting firm Glantz & Black in Los Angeles, California. From 1987 to 1995, Mr. Condie was controller for Litigation Sciences, Inc. Previously, from 1983 to 1986, Mr. Condie was a CPA with the accounting firm Deloitte Haskins and Sells. Mr. Condie will devote approximately 80% of his time to Mercury Air Group matters and approximately 20% of his time to MercFuel matters.



     Navin Vithal has served as our Secretary since our inception. Mr. Vithal has been employed in the legal department of Mercury Air Group since 1999. From 1996 to 1999, Mr. Vithal was employed by American International Immigration Services Limited in Los Angeles, California. Mr. Vithal will devote approximately 80% of his time to Mercury Air Group matters and approximately 20% of his time to MercFuel matters.


     Jeffrey R. Wescott has served as a director since our inception. Mr. Wescott is a Senior Vice President of Bank of America in Chicago since April 2000. From January 1998 to April 2000, Mr. Wescott was employed by Bank of America as a Vice President. From March 1995 to 1998, was with the Financial Relations Board as a Financial Public Relations Advisor. Mr. Wescott has worked for a number of financial institutions including Continental Illinois National Bank, Citicorp North America and Bank of America.

     George R. Grkinich, Jr. has served as a director since our inception. Mr. Grkinich is a manager and co-founder of Worldwide Financial Management Group, LLC, an organization which offers investment and business guidance to professional athletes in the United States and abroad. Prior to his founding of Worldwide Financial Management Group, LLC in 1996, Mr. Grkinich worked with Mark
J. Matsock & Associates in the insurance and banking industries.


     Within a year following the date Mercury Air Group distributes our common stock to its stockholders, we intend to replace Mr. Czyzyk as Chief Executive Officer but retain Mr. Czyzyk as Chairman of the Board.

There can be no assurance that we will be able to recruit and retain a qualified individual to replace Mr. Czyzyk in that position.


CONFLICTS OF INTEREST



     Conflicts of interest may arise between Mercury Air Group and us in a number of areas relating to our past and ongoing relationships, including:



     - labor, tax, employee benefits, indemnification and other matters arising from our separation from Mercury Air Group;



     - sales or distributions by Mercury Air Group of all or any portion of its ownership interest in us; and



     - the nature, quality and pricing of transitional services Mercury Air Group has agreed to provide.



     Our affiliate committee will consist of at least two independent directors who will approve agreements and arrangements between us and Mercury Air Group and any of its affiliates which such committee determines to be outside the ordinary course of business. Our affiliate committee will be in place by the effective date of this offering.


BOARD OF DIRECTORS

     Our board of directors currently consists of four members. We intend to appoint two additional directors to our board of directors prior to completion of this offering. Our board of directors is divided into three classes, each serving staggered three-year terms. Mr. Grkinich has been designated Class I Director whose term expire at the 2002 annual meeting of stockholders. Mr. Wescott has been designated Class II Director, whose term expires at the 2003 annual meeting of stockholders. Mr. Czyzyk and Mr. Beelar have been designated Class III Directors, whose terms expire at the 2004 annual meeting of stockholders. This classification of our board of directors may delay or prevent a change in control of our company or our management.

     Our board of directors appoints our executive officers on an annual basis to serve until their successors have been elected and qualified. There are no family relationships among any of our board of directors or officers.

DIRECTOR COMPENSATION

     We do not currently plan on compensating our directors for attending our board or committee meetings, but we do plan on reimbursing directors for their reasonable travel expenses incurred in connection with attending these meetings.

AUDIT COMMITTEE

     Our audit committee will consist of three independent directors who will review our auditing, accounting, financial reporting and internal control functions and makes recommendations to our board of directors for the selection of independent accountants. In addition, the committee monitors the quality of our accounting principles and financial reporting, our compliance with foreign trade regulations as well as the independence of and the non-audit services provided by our independent accountants. In discharging its duties, the audit committee:

     - reviews and approves the scope of the annual audit and the independent accountant's fees;

     - meets independently with our internal auditing staff, our independent accountants and our senior management; and

     - reviews the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems as well as the results of the annual audit.


     Our audit committee will be in place by the effective date of this offering.

COMPENSATION COMMITTEE


     Our compensation committee will consist of three independent directors who will determine, approve and report to the board on all elements of compensation for our elected officers including targeted total cash compensation and long-term equity based incentives. Our compensation committee will be in place by the effective date of this offering.



SECURITY OWNERSHIP OF MERCURY AIR GROUP COMMON STOCK OF OUR PRINCIPAL STOCKHOLDERS AND MANAGEMENT


     We are a wholly-owned subsidiary of Mercury Air Group and therefore, none of our officers, directors or director nominees own any of our common stock. To the extent our directors and officers own shares of Mercury Air Group common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Mercury Air Group common stock.

     The following table sets forth certain information as of March 31, 2001, with respect to Mercury Air Group common stock beneficially owned by: (a) each of our directors; (b) each officer named in the Summary Compensation Table; (c) our directors and executive officers, as a group; and (d) all persons known to us to be the beneficial owners of more than five percent of Mercury Air Group's outstanding common stock. The total number of shares of Mercury Air Group common stock outstanding as of March 31, 2001 was 6,546,430.

     The stock ownership information includes current stockholders and shares with respect to which the named individual has the right to acquire beneficial ownership under options exercisable or other securities convertible within 60 days. The stock ownership information does not include, however, options to purchase our common stock granted or to be granted as set forth above under "2001 Stock Option Plan", "Non-Employee Directors Stock Option Plan", or "Grants of Stock Options".


                                                                  SHARES OF
                                                                 COMMON STOCK        PERCENT
NAME AND ADDRESS(1)                                           BENEFICIALLY OWNED    OWNERSHIP
-------------------                                           ------------------    ---------
CFK Partners................................................      2,023,921(2)        29.6%
John Condie.................................................         13,861(3)           *
Joseph Czyzyk...............................................      2,023,921(4)        29.6%
Eric Beelar.................................................        115,687(5)         1.8%
Navin Vithal................................................             --             --
Philip J. Fagan, Jr., M.D...................................      2,023,921(6)        29.6%
  1130 West Olive Avenue
  Burbank, CA 9150
Frederick H. Kopko, Jr. ....................................      2,023,921(7)        29.6%
  20 North Wacker Drive
  Suite 2520
  Chicago, IL 60606
Jeffrey R. Wescott..........................................             --             --
  231 South LaSalle Street
  Chicago, IL 60697
George R. Grkinich, Jr......................................             --             --
  36 South Pennsylvania Avenue
  Suite 290
  Indianapolis, IN 46204
FMR Corp....................................................        400,040(8)         6.1%
  82 Devonshire Street
  Boston, MA 02109
J.H. Whitney Mezzanine Fund, L.L.P..........................        503,126(9)         7.1%
  177 Broad Street
  Stanford, CT 06901
All directors and executive officers as a group
  (6 persons)...............................................      1,738,711(10)       31.3%

---------------
  *  Less than 1%

 (1) Unless otherwise indicated in the table, the address for each of the individuals named in the table is 5456 McConnell Avenue, Los Angeles, California 90066.


 (2) Consists of (a) 1,140,780 shares beneficially owned by CFK Partners, a partnership consisting of Mr. Joseph A. Czyzyk, Dr. Philip J. Fagan, and Mr. Frederick H. Kopko, Jr., (b) 91,000 shares and options to acquire 146,125 shares owned by Dr. Philip J. Fagan, (c) options to acquire 107,625 shares owned by Mr. Frederick H. Kopko, Jr., and (d) 538,391 shares owned by Mr. Czyzyk, including options to acquire 31,460 shares, 764 shares held by Mr. Czyzyk as custodian for his children, and 3,228 shares held by Mr. Czyzyk's wife as custodian for their children, as to which Mr. Czyzyk disclaims beneficial ownership.


 (3) Includes stock options to acquire 13,600 shares.

 (4) Mr. Czyzyk owns 538,931 shares, including options to acquire 31,460 additional shares, 764 shares held by Mr. Czyzyk, as custodian for his children, and 3,228 shares held by Mr. Czyzyk's wife as custodian for their children, as to which Mr. Czyzyk disclaims beneficial ownership. CFK Partners holds a proxy to vote all shares owned by Mr. Czyzyk. Also includes shares held by CFK Partners (see note 2 above).

 (5) Includes stock options to acquire 34,375 shares.

 (6) Dr. Fagan owns 91,000 shares and options to acquire 146,125 additional shares. CFK Partners holds a proxy to vote all shares owned by Dr. Fagan. Also includes shares held by CFK Partners (see note 2 above).

 (7) Mr. Kopko owns options to acquire 107,625 shares. CFK Partners holds a proxy to vote all shares owned by Mr. Kopko. Also includes shares held by CFK Partners (see note 2 above).


 (8) Based on publicly available information reported on February 14, 2001, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is a beneficial owner of 400,040 shares as a result of acting as an investment advisor to various investment companies. In addition, FMR Corp. and Edward C. Johnson 3d, each has sole power to dispose of 400,040 shares owned by the various investment companies for which FMR Corp. acts as an investment advisor. Through their ownership of voting common stock and the execution of stockholder's voting agreement, Abigail P. Johnson and other members of the Johnson family may be deemed to be a controlling group with respect to FMR Corp.


 (9) Based on publicly available information reported September 10, 1999, J.H. Whitney Mezzanine Fund, L.L.P., is the beneficial owner of 503,126 shares which consist of 503,126 shares issuable upon exercise of warrants exercisable within 60 days from the date hereof.

(10) Includes stock options to acquire 333,185 shares.

EXECUTIVE COMPENSATION

     The following table sets forth compensation information for our chief executive officer and our other executive officers whose salary and bonus compensation from Mercury Air Group and its subsidiaries exceeded $100,000 for the fiscal year ended June 30, 2000. None of these individuals held any stock options or were granted any stock options to purchase shares of our common stock during the year ended June 30, 2000.

All information set forth in this table reflects compensation earned by these individuals for services with Mercury and its subsidiaries for the fiscal year ended June 30, 2000.


                                                              LONG-TERM COMPENSATION
                                                             -------------------------
                                                               AWARDS       PAYOUTS
                                             ANNUAL          ----------   ------------
                                          COMPENSATION       SECURITIES    LONG-TERM
NAME AND PRINCIPAL          FISCAL    --------------------   UNDERLYING   COMPENSATION      ALL OTHER
POSITION                    YEAR(1)   SALARY($)   BONUS($)   OPTIONS(#)    PAYOUTS($)    COMPENSATION($)
------------------          -------   ---------   --------   ----------   ------------   ---------------
Joseph A. Czyzyk..........   2000      278,694    150,000       -0-           -0-               980(2)
  Chairman of the Board      1999      278,694    155,000       -0-           -0-               980(2)
  and Chief Executive        1998      331,371     71,000       -0-           -0-               723(3)
Officer
Eric Beelar...............   2000      200,000    200,000       -0-           -0-             4,200(4)
  President                  1999      200,000    124,993       -0-           -0-             4,200(4)
                             1998      144,000    193,864       -0-           -0-             4,200(4)
John Condie...............   2000       96,593      6,600       -0-           -0-               -0-
  Chief Financial Officer    1999       88,867      5,500       -0-           -0-               -0-
                             1998       83,069      5,000       -0-           -0-               300(5)


---------------
(1) The period July 1, 1997 through June 30, 1998 is referred to as Fiscal Year 1998, the period July 1, 1998 through June 30, 1999 is referred to as Fiscal Year 1999 and the period July 1, 1999 through June 30, 2000 is referred to as Fiscal Year 2000.

(2) Consists of 401(k) contributions and life insurance premiums in the amounts of $300 and $680, respectively.


(3)Consists of 401(k) contribution and life insurance premiums in the amounts of $300 and $423, respectively.



(4) Consists of a car allowance.



(5) Consists of a 401(k) contribution.


2001 STOCK OPTION PLAN

     Our board of directors adopted the 2001 Stock Option Plan in May 2001, and our stockholder initially approved our 2001 Stock Option Plan in May 2001. Our 2001 Stock Option Plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options to our employees and non-employee directors.

     Number of Shares of Common Stock Available under the 2001 Stock Option Plan. A total of 1,000,000 shares of our common stock are reserved for issuance pursuant to our 2001 Stock Option Plan. No options to acquire shares of our common stock were issued and outstanding as of that date.

     Administration of the 2001 Plan. Our board of directors or a committee of our board will administer the 2001 Stock Option Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise.

     Options. The administrator determines the exercise price of options granted under our 2001 Stock Option Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the grant date. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must at least equal 110% of the fair market value on the grant date. The administrator determines the term of all other options.

     After termination of one of our employees or directors, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 3 months. However, an option may never be exercised later than the expiration of its term.

     Transferability of Options. Our 2001 Stock Option Plan generally doesn't allow for the transfer of options and only the optionee may exercise an option during his or her lifetime.

     Adjustments upon Merger or Asset Sale. Our 2001 Stock Option Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent award for each option. If following such an assumption or substitution, the holder of an option is terminated without cause within 12 months following a change of control, then the vesting and exercisability of 50% of the then unvested shares subject to his or her option shall accelerate. If the outstanding options are not assumed or substituted for in connection with a merger or sale of assets, the administrator will provide notice to the optionee that he or she has the right to exercise the option as to all of the shares subject to the option, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option will terminate upon the expiration of the 15-day period.

     Amendment and Termination of our 2001 Stock Option Plan. Our 2001 Stock Option Plan will automatically terminate in 2011, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2001 Stock Option Plan, provided it does not adversely affect any option previously granted under our 2001 Stock Option Plan.

GRANTS OF STOCK OPTIONS


     It is anticipated that, effective on the date Mercury Air Group distributes our common stock to its stockholders, Joseph A. Czyzyk will be granted options to purchase a total of 200,000 shares of our common stock, and that certain other officers and directors will be granted options to purchase a total of 300,000 shares of our common stock, all exercisable at the market price at the time of issuance. Of the options to purchase 300,000 shares, Mr. Beelar will be granted options to purchase 75,000 shares, Messrs. Condie and Vithal will each be granted options to purchase 10,000 shares, and the non-employee directors will be granted options to purchase a total of 60,000 shares. The allocation of the options to purchase the remaining 145,000 shares has not yet been determined. The options will generally vest 50% one year from the date of grant, with the remaining 50% vesting two years from the date of grant. It is intended that all of such options will be granted under the 2001 Stock Option Plan. We reserve the right to issue additional options pursuant to or apart from these plans at our sole discretion.



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



     We have provided below a summary description of the master distribution agreement along with the key related agreements which will be entered into between Mercury Air Group and us, effective as of the closing day of the offering, except for the transitional services agreement, which will be effective at the date Mercury Air Group distributes our common stock to its stockholders. We believe these agreements are at least as favorable to us as terms that could have been obtained from unaffiliated third parties.


THE TRANSFER DATE

     The asset transfer occurred on January 1, 2001. On that date, assets and liabilities related to our business were transferred to us from Mercury Air Group.

MASTER DISTRIBUTION AGREEMENT

     The master distribution agreement will contain the key provisions relating to the distribution of our shares to Mercury Air Group stockholders. The various ancillary agreements that are exhibits to the distribution agreement and which detail the various interim and ongoing relationships between Mercury Air Group and us include:

     - a technology ownership and license agreements;

     - an employee matters agreement;

     - a tax sharing agreement;

     - a transitional services agreement;

     - a real estate matters agreement;

     - a confidential disclosure agreement; and

     - an indemnification and insurance matters agreement.

     To the extent that the terms of any of these ancillary agreements conflict with the distribution agreement, the terms of these agreements will govern. These agreements are described more fully below.


     The Distribution. Mercury Air Group intends to distribute the remaining shares of our common stock that Mercury Air Group holds to Mercury Air Group stockholders on a pro rata basis after this offering, but in no event before the later of the receipt of approval of Mercury Air Group's lenders or six months after this offering. We will prepare an information statement with Mercury Air Group and send it to Mercury Air Group stockholders before the distribution becomes effective. The information statement will inform the stockholders of the distribution and its specifics. Mercury Air Group may, in its sole discretion, change the date it distributes our common stock to its stockholders to a date later than six months from the effective date of this offering. Mercury Air Group intends to consummate the distribution only if the following conditions are met, any of which may be waived by Mercury Air Group:


     - acceptable bank financing must be in effect;

     - all required government approvals must be in effect;

     - no legal restraints must exist preventing this distribution; and


     - nothing must have happened in the intervening time between this offering and the date Mercury Air Group distributes our common stock to its stockholders, including a future change in market or economic conditions or in Mercury Air Group's or our business and financial condition, that causes Mercury Air Group's board of directors to conclude that the distribution is not in the best interest of Mercury Air Group or Mercury Air Group's stockholders.


     Covenants Between Mercury Air Group and MercFuel. In addition to signing documents that transfer control and ownership of various assets and liabilities of Mercury Air Group relating to our business, we have agreed with Mercury Air Group to enter into a transitional service agreement, exchange information, engage in auditing practices and resolve disputes in particular ways.


     Transitional Service Agreement. We intend to enter into a transitional service agreement with Mercury Air Group covering the provision of various transitional services, including financial, legal, accounting, customer service, human resources administration, purchasing, facilities and information technology services by Mercury Air Group to us. These services will generally be provided for $70,000 per month. The agreement will become effective upon the distribution of our common stock. The transitional service agreement has a term of one year or less from the date Mercury Air Group distributes our common stock to its stockholders.


     Information Exchange. We will agree with Mercury Air Group to share information relating to governmental, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing would be commercially detrimental. In furtherance of this, both Mercury Air Group and we intend to agree as follows:

     - Each party will maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

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

     - Each party will retain records beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.

     - Each party will use commercially reasonable efforts to provide the other party with directors, officers, employees, other personnel and agents who may be used as witnesses in and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

     Auditing Practices. So long as Mercury Air Group is required to consolidate our results of operations and financial position, we intend to agree to:

     - not select a different independent accounting firm from that used by Mercury Air Group without Mercury Air Group's consent;

     - use reasonable commercial efforts to enable our auditors to date their opinion on our audited financial statements on the same date as Mercury Air Group's auditors date their opinion on Mercury Air Group's financial statements;

     - exchange all relevant information needed to prepare financial statements;

     - grant each other's internal auditors access to each other's records; and

     - notify each other of any change in accounting principles.

     Dispute Resolution. If problems arise between us and Mercury Air Group, we intend to agree to the following procedures:

     - The parties will make a good faith effort to first resolve the dispute through negotiation.

     - If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

     - If mediation fails, the parties can resort to binding arbitration. In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would cause serious and irreparable injury to one of the parties or to others.

     No Representations and Warranties. Neither party has made or intends to make any promises to the other regarding:

     - the value of any asset that Mercury Air Group has transferred to us;

     - whether there is a lien or encumbrance on any asset Mercury Air Group has transferred to us; or

     - the legal sufficiency of any conveyance of title to any asset Mercury Air Group has transferred to us.


     No Solicitation. Each party will agree not to directly solicit or recruit employees of the other party without the other party's consent for two years after date Mercury Air Group distributes our common stock to its stockholders. However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation or where the solicitation is employee-initiated.


     Expenses. All of the costs and expenses related to this offering as well as the costs and expenses related to the separation and distribution will be allocated between us and Mercury Air Group. It is anticipated that we will bear the costs and expenses associated with this offering and Mercury Air Group will bear the costs and expenses associated with the distribution. We will each bear our own internal costs incurred in consummating these transactions.

ASSIGNMENT AND ASSUMPTION OF ASSETS AND LIABILITIES

     Effective January 1, 2001, Mercury Air Group transferred to us all assets and liabilities associated with our business, including:

     - all assets reflected on our balance sheet as of December 31, 2000, minus any assets disposed of after December 31, 2000,

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

     - all written off, expensed or fully depreciated assets that would have appeared on our balance sheet as of December 31, 2000 if we had not written off, expensed or fully depreciated them;

     - all assets that our business primarily uses as of January 1, 2001 but are not reflected in our balance sheet as of December 31, 2000 due to mistake or omission;

     - all supply, vendor, capital, equipment lease or other contracts that relate primarily to our business, including contracts representing obligations reflected on our balance sheet as of December 31, 2000;

     - all computers, desks, equipment and other assets used primarily by employees of Mercury Air Group who will become our employees due to the separation;

     - specified rights under existing insurance policies; and

     - other specified assets.

     The assets listed above comprise all business operations whose financial performance is reflected in our financial statements for the period ended December 31, 2000.

     Assumption of Liabilities. Effective on January 1, 2001, we assumed liabilities from Mercury Air Group, to the extent that these liabilities were, prior to January 1, 2001, liabilities held by Mercury Air Group related to our business.


     Excluded Liabilities.  We did not assume specified liabilities, including



     - any liabilities that would otherwise have been allocated to us but which were covered by Mercury Air Group's insurance policies, unless we were a named insured under such policies.


     Obtaining Approvals and Consents. Mercury Air Group and we will use all reasonable efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that were or will be transferred in the separation.

     Expenses. We intend to pay all costs of the transfer of assets from Mercury Air Group to us incurred on or after January 1, 2001, including:

     - moving expenses;

     - transfer taxes;

     - expenses related to notices to customers, suppliers and other third parties;

     - fees related to the transfer or issuance of licenses, permits and franchises;

     - fees and expenses related to the assignment or transfer of contracts, agreements and intellectual property; and

     - costs related to the transfer of any employee.


     We believe these costs are not material.


MASTER TECHNOLOGY OWNERSHIP AND LICENSE AGREEMENT

     The master technology ownership and license agreement, or the master technology agreement will allocate rights in technology including patents, patent applications and invention disclosures. In the master technology agreement, Mercury Air Group will confirm that we own all technology developed by us and, to the extent that any such technology is registered in Mercury Air Group's name or to the extent Mercury Air Group otherwise has any ownership rights in that technology, Mercury Air Group will assign it to us. Mercury Air Group will not restrict our right to use the assigned or jointly owned technology. In the event of an acquisition of either party, the acquired party may assign the master technology agreement to its acquirer. Nothing in the master technology agreement limit or facilitate Mercury Air Group's right to compete with us. However, the technology agreements will give us control over the intellectual property needed for Mercury Air Group to compete with us, thus requiring Mercury Air Group to independently develop technology before it competes with us.

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

EMPLOYEE MATTERS AGREEMENT

     We intend to enter into an employee matters agreement with Mercury Air Group to allocate assets, liabilities and responsibilities relating to our current and former employees and their participation in the benefits plans, including stock plans, that Mercury Air Group currently sponsors and maintains.


     All our eligible employees will continue to participate in the Mercury Air Group benefits plans on comparable terms and conditions to those for Mercury Air Group employees until the date Mercury Air Group distributes our common stock to its stockholders or until we establish benefit plans for our employees, or elect not to establish comparable plans, if it is not legally or financially practical. We intend to establish our own benefit program no later than such date of distribution.


     Once we establish our own benefits plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. None of our benefit plans will provide benefits that overlap benefits under the corresponding Mercury Air Group benefit plan at the time of the distribution. We expect that each of our benefit plans will provide that all service, compensation and other benefit determinations that, as of the time of distribution, were recognized under the corresponding Mercury Air Group benefits plan will be taken into account under our corresponding benefit plan.

     Assets relating to the employee liabilities will be transferred to us or our related plans and trusts from trusts and other funding vehicles associated with Mercury Air Group's benefits plans.

TAX SHARING AGREEMENT

     We intend to enter into a tax sharing and indemnification agreement with Mercury Air Group, which will allocate tax liabilities between Mercury Air Group and us and address several other tax matters such as responsibility for filing tax returns, control of and cooperation in tax litigation and qualification of the distribution as a tax-free transaction. Generally, Mercury Air Group will be responsible for taxes that are allocable to periods prior to the transfer date, and each of Mercury Air Group and we will be responsible for its own tax liabilities (including its allocable share of taxes shown on any consolidated, combined or other tax return filed by Mercury Air Group) for periods after the transfer date. The tax sharing and indemnification agreement will prohibit Mercury Air Group and our company from taking actions that could jeopardize the tax-free treatment of the distribution, and will require Mercury Air Group and us to indemnify each other for any taxes or other losses that result from these actions. In addition, other events over which we do not have control may also give rise to our indemnification obligation.

TRANSITIONAL SERVICES AGREEMENT

     The transitional services agreement will govern the provision of transitional services by Mercury Air Group and us to each other, on an interim basis, until one year after the distribution of our common stock, unless extended, for specific services or otherwise indicated in the agreement. The agreement will provides for transitional services, systems and support to our operations, including data processing and telecommunications services (such as voice telecommunications and data transmission and information technology support services) for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, human resources and other administrative functions. Mercury Air Group services provided to us will be fixed at $70,000 per month. The master transitional services agreement also covers the provision of additional transitional services identified from time to time after the distribution that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the distribution agreement, so long as the provision of such services would not significantly disrupt Mercury Air Group's operations or significantly increase the scope of its responsibility under the agreement.


PROVISION FOR FUEL STORAGE AND FUEL DELIVERY SERVICES



     Mercury Air Group provides fuel storage and fuel delivery services to us at certain airports within the United States. Amounts paid to Mercury Air Group for these services were $809,000 for 2000, $602,000 for

1999, and $352,000 for 1998. Continued provision for these services will be outside the scope of the transitional services agreement and services will be provided for at an arm's length basis.


REAL ESTATE MATTERS AGREEMENT

     Effective January 1, 2001, Mercury Air Group either transferred to or agreed to share with us certain leased properties relating to our business. The real estate matters agreement will formalize real estate matters relating to the Mercury Air Group leased properties that Mercury Air Group has transferred to or shares with us. The agreement will describe the manner in which Mercury Air Group has transferred to or shares with us various leased properties, including the following types of transactions:

     - assignments to us of Mercury Air Group's leases for specified leased properties;

     - subleases to us of portions of specified properties leased by Mercury Air Group; and

     - short-term licenses between Mercury Air Group and us permitting short-term occupancy of selected leased sites.

     The real estate matters agreement will includes a description of each property transferred to or shared with us for each type of transaction. The standard forms of the proposed transfer documents, such as lease, sublease and license, will be contained in schedules.

     The real estate matters agreement will also will require both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including our paying commercially reasonable consent fees, if required by the landlords, and our agreeing to provide the security required under the applicable leases.

     The real estate matters agreement will also give the parties the right to change the allocation and terms of specified sites by mutual agreement based on changes in the requirements of the parties. The real estate matters agreement will provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys' fees, will be paid by Mercury Air Group.

MASTER CONFIDENTIAL DISCLOSURE AGREEMENT

     The master confidential disclosure agreement will provide that both parties agree not to disclose confidential information of the other party except in specific circumstances. Mercury Air Group and us will also agree not to use this information in violation of any use restrictions in one of the other written agreements between us.

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

     General Release of Pre-Transfer Claims. Effective as of the transfer date, subject to specified exceptions, we will release Mercury Air Group and its affiliates, agents, successors and assigns, and Mercury Air Group will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the transfer, including events occurring in connection with the activities to implement the transfer and the distribution. This provision will not impair a party from enforcing the distribution agreement, any ancillary agreement or any arrangement specified in any of these agreements.

     Indemnification. The indemnification and insurance matters agreement will also contains provisions governing indemnification. In general, we have agreed to indemnify Mercury Air Group and its affiliates, agents, successors and assigns from all liabilities arising from:

     - our business, any of our liabilities or any of our contracts; and

     - any breach by us of the distribution agreement or any ancillary agreement.

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

     Mercury Air Group has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

     - Mercury Air Group's business other than our business; and

     - any breach by Mercury Air Group of the separation agreement or any ancillary agreement.

     These indemnification provisions do not apply to amounts collected from insurance. The agreement will also contain provisions governing notice and indemnification procedures.

     Liability Arising form This Prospectus. We will bear any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus.

     Insurance Matters. The agreement will also contains provisions governing our insurance coverage from the transfer date until the distribution. In general, we will agree to reimburse Mercury Air Group for premium expenses related to insurance coverage during this period. Prior to the distribution, Mercury Air Group will maintain insurance policies on our behalf. We will work with Mercury Air Group to secure additional insurance if desired and cost effective.

     Environmental Matters. Mercury Air Group will agree to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from environmental conditions existing as of the transfer date at facilities transferred to us, or which arise out of operations occurring before the transfer date at these facilities. Further, Mercury Air Group will agree to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from environmental conditions caused by operations occurring at any time, whether before or after the transfer date, at any Mercury Air Group facility.

     We will agree to indemnify Mercury Air Group and its affiliates, agents, successors and assigns from all liabilities arising from environmental conditions caused by operations after the transfer date at any of the facilities transferred to us, and from environmental conditions at our facilities arising from an event that occurs on or after the transfer date.

     Each party will be responsible for all liabilities associated with any environmental contamination caused by that party post-transfer date.

     Assignment. The indemnification and insurance matters agreement will not be assigned by either party without prior written consent.

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

                             PRINCIPAL STOCKHOLDER

     Prior to this offering all of the outstanding shares of our common stock are owned by Mercury Air Group. After the completion of this offering, Mercury Air Group will own 82.0% of the outstanding shares of our common stock or 80.2% if the underwriters fully exercise their option to purchase additional shares in full. None of our executive officers, directors or director nominees currently owns any shares of our common stock, but those who own shares of Mercury Air Group common stock will be treated on the same terms as other holders of Mercury Air Group stock in any distribution by Mercury Air Group. See "Security Ownership of Principal Stockholders and Management" for a description of the ownership of Mercury Air Group stock by our directors and executive officers.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are authorized to issue 50,000,000 shares of common stock, $0.01 par value, and 8,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provision of applicable Delaware law.

COMMON STOCK

     Prior to this offering and the private placement, there are 6,546,430 shares of common stock outstanding, all of which were held of record by Mercury Air Group.

     Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders.

     All shares of our common stock to be distributed will be fully paid and nonassessable. Holders of our common stock do not have any subscription, redemption or conversion privileges. Subject to the preferences or other rights of any of our preferred stock that may be issued from time to time, holders of our common stock are entitled to participate ratably in dividends on the our common stock as are declared by the board of directors. Holders of our common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of our liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of our preferred stock.

PREFERRED STOCK

     Our board of directors has the authority, without any vote or action by the stockholders, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and designation of any series of our preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of our preferred stock. Issuances of our preferred stock would be subject to the applicable rules of the NASD or other organizations on whose systems our stock may then be quoted or listed. Depending upon the terms of our preferred stock established by the board of directors, any or all series of our preferred stock could have preference over our common stock with respect to dividends and other distributions and upon our liquidation. Issuance of any such shares with voting powers, or issuance of additional shares of our common stock, would dilute the voting power of our outstanding common stock.

NO PREEMPTIVE RIGHTS

     No holder of any of our capital stock has any preemptive right to subscribe for or purchase any of our securities of any class or kind.

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

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer and Trust Company, Brooklyn, New York, is our the transfer agent and registrar for our common stock.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation and bylaws are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us and to encourage any person who might seek to acquire control of us to negotiate with the our board of directors. We believe that generally the interests of our stockholders would be served best if any change in control results from negotiations with our board of directors of the proposed terms, such as the price to be paid, the form of consideration and the anticipated tax effects of the transaction.

     The provisions described herein are designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all our outstanding shares of capital stock at an adequate price or is otherwise unfair to our stockholders or an unsolicited proposal for the restructuring or sale of all or part of us. We believe that, as a general rule, such proposals would not be in the best interests of us and our stockholders. However, to the extent that these provisions do not discourage takeover attempts, they could make it more difficult to accomplish transactions that are opposed by the incumbent board of directors and could deprive stockholders of opportunities to realize temporary takeover premiums for their shares or other advantages that large accumulations of stock would provide.

NUMBER OF DIRECTORS; REMOVAL; VACANCIES

     Our bylaws provide that the number of directors shall not be less than three. The exact number of directors is set in accordance with the bylaws by resolution from time to time of a majority of our entire board of directors. Interim vacancies on our board of directors or vacancies created by an increase in the number of directors, may be filled by a majority of the directors then in office.


     Our certificate of incorporation and bylaws also provide that the board be divided into three classes. Class I directors serve for a term ending at the first annual meeting after Mercury Air Group distributes our common stock to its stockholders, Class II directors serve for a term ending at the second annual meeting held after such date of distribution, and Class III directors serve for a term ending at the third annual meeting after such date of distribution. Moreover, as is permitted under Delaware corporation law only in the case of a corporation having a classified board, the certificate of incorporation and the bylaws provide that directors may be removed only for cause.


SUPERMAJORITY VOTING REQUIREMENTS

     In order to approve our transactions involving merger, consolidation, or sale or other transfer of all or substantially all of our assets (whether in one transaction or a series of transactions), or to amend certain provisions of our certificate of incorporation, including the provisions involving the classified board of directors and the supermajority voting requirements, our certificate of incorporation requires the approval of either:

     (i) an affirmative vote of at least 75% of the members of the board of directors and 50% of the voting stock held by our stockholders, or

     (ii) an affirmative vote of at least 50% of the members of the board of directors and at least 75% of the voting stock held by our stockholders.

STOCKHOLDER ACTION

     Delaware law permits stockholder action without a meeting upon the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Because our certificate of incorporation does not prohibit stockholder action by consent, a small number of our stockholders will have the ability to approve certain matters without a stockholder vote.

PREFERRED STOCK AND ADDITIONAL COMMON STOCK

     Under our certificate of incorporation, our board of directors has authority to provide by resolution for issuance of shares of one or more series of preferred stock. Our board of directors is authorized to fix by resolution the terms and conditions of each series. The board of directors also may issue additional shares of authorized but unissued shares of our common stock.

     We believe that the availability of our preferred stock will provide us with increased flexibility to facilitate possible future financings and acquisitions and will allow us to better meet other corporate needs that might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of our common stock, will be available for issuance without the expense and delay of stockholder action, unless stockholder action is required by applicable law or the rules of the NASD or other stock exchange or organization on which any class of our stock may then be quoted or listed.

     These provisions give our board of directors the power to approve the issuance of a series of preferred stock, or additional common stock, with terms that could either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include series voting rights that would enable a holder to block business combinations, or the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote required to be satisfied. Our board of directors will make any determination regarding issuance of additional shares based on its judgment as to the best interest of its stockholders, customers, employees or other constituencies.

CONTROL SHARE ACQUISITION STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law.
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock excluding certain shares held by employee director and employee stock plans, or (iii) on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years, owned) 15% or more of the corporation's voting stock.

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145(a) of the Delaware General Corporation Law provides in relevant part that "a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful." With respect to derivative actions, Section 145(b) of the Delaware General Corporation Law provides in relevant part that "[a] corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor...[by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was bought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper".

     Our certificate of incorporation provides that to the fullest extent permitted by the Delaware law, none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our certificate of incorporation also provides that no amendment or repeal of such provision shall apply to or have any effect on the right to indemnification permitted thereunder with respect to claims arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal whether asserted before or after such amendment or repeal.

     Our bylaws provide that we shall indemnify to the full extent authorized by law each of our directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     All of the shares of our common stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares which may be acquired by an affiliate of ours, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any.

     Mercury Air Group currently plans to complete its divestiture of Mercury Air Group by distributing all of the shares of our common stock owned by Mercury Air Group to the holders of Mercury Air Group's common stock after this offering, but in no event before the later of the receipt of approval by Mercury Air Group's lenders or six months after this offering. Shares of our common stock distributed to Mercury Air Group stockholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.


     The shares or our common stock held by Mercury Air Group before distribution and the shares of common stock sold in the private placement upon consent of Mercury Air Group's lenders to that offering and the initial public offering are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.



     Each of Mercury Air Group and our executive officers, directors and other security holders has agreed that they will not, without the prior written consent of the representative (which consent may be withheld in its sole discretion) dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing to a date 180 days after such date. Among the factors that VMR Capital Markets, U.S. may consider in consenting to an early release of these securities are the condition of the securities markets in general and the market price and trading activity of our common stock in particular. VMR Capital Markets, U.S. has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

     We will grant shares of our common stock pursuant to the 2001 Stock Option Plan subject to restrictions. See "Management -- Incentive Plans -- 2001 Stock Option Plan". We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under the 2001 Stock Option Plan. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradeable without further registration under the Securities Act. Shares issued pursuant to any vested and exercisable options of Mercury Air Group converted into our options will also be freely tradeable without registration under the Securities Act after the effective date of the registration statement. See "Management -- Treatment of Mercury Air Group Options".

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below, for which VMR Capital Markets, U.S. acting as representative, have agreed to purchase from us the respective number of shares of common stock set forth opposite each underwriter's name:

NAME OF UNDERWRITER                                           NUMBER OF SHARES
-------------------                                           ----------------
VMR Capital Markets, U.S. ..................................     1,200,000


                                                                 ---------
     Total..................................................     1,200,000
                                                                 =========

     The underwriting agreement provides that the obligations of the several underwriters are subject to approval of certain legal matters by their counsel and other conditions. The nature of the underwriters' obligations is that they are obligated to purchase and pay for all the shares of common stock offered hereby, if any shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters propose initially to offer stock directly to the public at the public offering price set forth on the cover page of this prospectus and to
certain dealers at such price less a concession not in excess of $     per
share. Any underwriter may allow, and such dealers may re-allow, a concession of
not in excess of $     a share to other underwriters or to certain dealers.
After the initial offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters. The representatives have advised us that the underwriters do not expect sales to accounts for which any of the underwriters will exercise discretion as to such sale to exceed 5% of the total number of shares offered hereby.


     The following table summarizes the compensation and estimated expenses we will pay.



                                       PER SHARE                           TOTAL
                            -------------------------------   -------------------------------
                               WITHOUT            WITH           WITHOUT            WITH
                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                            --------------   --------------   --------------   --------------
Underwriting discounts and
  commissions paid by
  us......................    $                $                $                $
Expenses payable by us....    $                $                $                $


     We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 180,000 additional shares at the initial public offering price, less the underwriting discounts, all as set forth on the cover page of this prospectus. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock in this offering. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $13.8 million, the total underwriters' discounts and commissions would be $1.38 million and total proceeds to us would be $11.5 million.


     We have applied to list our common stock on the American Stock Exchange under the symbol "MQ".



     Each of Mercury Air Group and our executive officers, directors and other security holders has agreed that they will not, without the prior written consent of the representative (which consent may be withheld in its sole discretion) dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing to a date 180 days after such date. Among the factors that VMR Capital Markets, U.S. may consider in consenting to an early release of these securities are the condition of the securities markets in general and the market price and trading activity of our common stock in particular. VMR Capital Markets, U.S. has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.


     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.


     Upon completion of this offering, we will sell to the representative for $100 a warrant to purchase 120,000 shares of common stock. The representative's warrant will become exercisable one year after the effective date of this offering at a per share exercise price equal to 140% of the initial public offering price and will expire five years from the effective date of this offering. The representative's warrant and underlying shares of common stock will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except to the representatives, underwriters, selling group members and their officers or partners. During the exercise period, holders of the representative's warrants are entitled to certain demand and incidental rights with respect to the shares of common stock issuable upon exercise of the representative's warrant. The common stock issuable on exercise of the representative's warrant is subject to adjustments in certain events to prevent dilution. If the representative's warrant is not exercised in whole or in part during the exercise period, we intend to deregister the unissued shares underlying the warrant.


     We will pay the representative a nonaccountable expense allowance of 3.0% of the gross proceeds of the offering, of which an aggregate of $50,000 has been paid to date. The nonaccountable expense allowance will include proceeds from the over-allotment option, if exercised. The representative's expenses in excess of these legal fees and the nonaccountable expense allowance will be borne by the representative.


     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.


     Neither we nor the underwriters can predict the effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters represent that the underwriters will engage in such transactions. If commenced, such transactions may be discontinued at any time without notice. It is anticipated that certain of the underwriters will make a market in the common stock on completion of this offering, as permitted by applicable law. The underwriters are not obligated to make a market in the common stock and if they do so may discontinue making a market at any time. There is no assurance an active trading market will ever develop for the common stock.


     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters and/or selling group members participating in this offering, including the representative. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.



     Mercury Air Group and Mercfuel have had prior financial or investment transactions with VMR Capital Markets, U.S. In December 2000, VMR Capital Markets, U.S. was engaged by Mercury Air Group to provide financial advisory and investment banking services for 36 months pursuant to which Mercury Air Group agreed to issue to VMR Capital Markets, U.S. warrants to purchase 200,000 shares of its common stock at a per share exercise price of $5.625 per share and paid VMR Capital Markets, U.S. aggregate cash fees of $45,000. None of such services were related to this offering. In addition, VMR Capital Markets, U.S. acted as the placement agent with respect to the private offering of 239,942 shares of our common stock at a price of $4.35 per share, such sale to be consummated at the time as Mercury Air Group's lenders consent to that offering and the initial public offering. An affiliate of VMR Capital Markets, U.S. has agreed to purchase 114,943 shares in this private placement. In connection with this private placement we paid VMR Capital Markets, U.S. a sales commission of $83,980.


                                 LEGAL MATTERS

     The validity of the common stock offered hereby and other legal matters will be passed upon for us by McBreen & Kopko, Chicago, Illinois. Frederick H. Kopko, Jr., a partner of McBreen & Kopko, beneficially owns 2,023,921 shares of the common stock of Mercury Air Group. Legal matters will be passed upon for the underwriters by Kirkpatrick & Lockhart LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements as of June 30, 2000 and 1999, and for each of the three years in the period ended June 30, 2000, included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about Mercfuel and its common stock, reference is made to the registration statement and the exhibits and any schedules to the registration statement. Statements contained in this prospectus as to the contents or any contract of other document referred to which are filed as an exhibit are qualified in all respects by reference to the actual contract or document. A copy of the registration statement, including the exhibits and schedules to the registration statement, may be read and copied at the

SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules to the registration statement.

     As a result of this offering, we will become subject to the full information requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.mercfuel.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
INDEPENDENT AUDITORS' REPORT................................   F-2

FINANCIAL STATEMENTS:
  Balance Sheets as of June 30, 2000 and 1999...............   F-3
  Statements of Operations for the Years Ended June 30,
     2000, 1999, and 1998...................................   F-4
  Statements of Cash Flows for the Years Ended June 30,
     2000, 1999, and 1998...................................   F-5
  Notes to Financial Statements.............................   F-6

UNAUDITED FINANCIAL STATEMENTS:
  Balance Sheet as of March 31, 2001........................  F-13
  Statements of Operations for the Nine Months Ended March
     31, 2001 and 2000......................................  F-14
  Statements of Cash Flows for the Nine Months Ended March
     31, 2001 and 2000......................................  F-15
  Notes to Financial Statements.............................  F-16

                          INDEPENDENT AUDITORS' REPORT

MercFuel, Inc.:

We have audited the accompanying balance sheets of MercFuel, Inc. (the "Company") as of June 30, 2000 and 1999, and the related statements of operations and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principals generally accepted in the United States of America.

Deloitte & Touche LLP

Los Angeles, California
March 7, 2001
(May 15, 2001 as to Note 12)

                                 MERCFUEL, INC.

                                 BALANCE SHEETS
                             JUNE 30, 2000 AND 1999

                                                                 2000           1999
                                                              -----------    -----------
ASSETS
CURRENT ASSETS:
  Trade accounts receivable, net of allowance for doubtful
     accounts of $2,106,000 and $1,652,000 at June 30, 2000
     and 1999 (Notes 2 and 4)...............................  $25,370,000    $27,248,000
  Inventories (Note 2)......................................    1,868,000      1,058,000
  Prepaid expenses and other current assets (Notes 1 and
     3).....................................................      654,000      1,415,000
  Deferred income taxes (Notes 2 and 7).....................      821,000        644,000
                                                              -----------    -----------
          Total current assets..............................   28,713,000     30,365,000
                                                              -----------    -----------
PROPERTY AND EQUIPMENT, Net of accumulated depreciation of
  $128,000 and $106,000 at June 30, 2000 and 1999,
  respectively (Notes 2 and 5)..............................      233,000        687,000
                                                              -----------    -----------
TOTAL.......................................................  $28,946,000    $31,052,000
                                                              ===========    ===========

LIABILITIES
CURRENT LIABILITIES:
  Accounts payable..........................................  $17,294,000    $12,725,000
  Accrued expenses (Note 6).................................    1,077,000        806,000
                                                              -----------    -----------
          Total current liabilities.........................   18,371,000     13,531,000
                                                              -----------    -----------
COMMITMENTS AND CONTINGENCIES (Note 9)
  Due to MAG (Note 1).......................................   10,575,000     17,521,000
                                                              -----------    -----------
          TOTAL.............................................  $28,946,000    $31,052,000
                                                              ===========    ===========

                       See notes to financial statements.

                                 MERCFUEL, INC.

                            STATEMENTS OF OPERATIONS
                   YEARS ENDED JUNE 30, 2000, 1999, AND 1998

                                                       2000            1999            1998
                                                   ------------    ------------    ------------
FUEL SALES (Notes 2 and 10)......................  $203,412,000    $111,638,000    $148,354,000
COST OF SALES (Note 11)..........................   192,399,000      99,823,000     138,730,000
                                                   ------------    ------------    ------------
GROSS PROFIT.....................................    11,013,000      11,815,000       9,624,000
                                                   ------------    ------------    ------------
EXPENSES:
  Selling, general, and administrative (Note
     1)..........................................     4,506,000       4,418,000       3,567,000
  Bad debt expense (Notes 4 and 9)...............     5,000,000       1,377,000       8,639,000
  Depreciation...................................        58,000          57,000          14,000
  Interest expense, net (Note 1).................     1,187,000       1,016,000       1,163,000
                                                   ------------    ------------    ------------
          Total expenses.........................    10,751,000       6,868,000      13,383,000
                                                   ------------    ------------    ------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME
  TAXES..........................................       262,000       4,947,000      (3,759,000)
PROVISION (BENEFIT) FOR INCOME TAXES (Notes 2 and
  7).............................................       102,000       1,929,000      (1,466,000)
                                                   ------------    ------------    ------------
NET INCOME (LOSS)................................  $    160,000    $  3,018,000    $ (2,293,000)
                                                   ============    ============    ============
BASIC AND DILUTED NET INCOME (LOSS) PER SHARE
  (Note 2).......................................  $       0.02    $       0.46    $      (0.35)
                                                   ============    ============    ============
SHARES USED IN COMPUTING BASIC AND DILUTED INCOME
  (LOSS) PER SHARE (Notes 2 and 12)..............     6,546,430       6,546,430       6,546,430
                                                   ============    ============    ============

                       See notes to financial statements.

                                 MERCFUEL, INC.

                            STATEMENTS OF CASH FLOWS
                   YEARS ENDED JUNE 30, 2000, 1999, AND 1998

                                                         2000           1999           1998
                                                      -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................  $   160,000    $ 3,018,000    $(2,293,000)
  Adjustments to derive cash flows from operating
     activities:
     Gain on sale of property.......................      (44,000)            --             --
     Depreciation...................................       58,000         57,000         14,000
     Provision for bad debts........................    5,000,000      1,377,000      8,639,000
     Deferred income taxes..........................     (177,000)       (10,000)        78,000
     Changes in operating assets and liabilities:
       Trade accounts receivable....................   (3,122,000)    (6,286,000)      (473,000)
       Inventories..................................     (810,000)       (94,000)       288,000
       Prepaid expenses and other current assets....      761,000       (182,000)      (755,000)
       Accounts payable.............................    4,569,000      2,540,000     (2,309,000)
       Accrued expenses.............................      271,000       (233,000)       528,000
                                                      -----------    -----------    -----------
          Net cash provided by operating
            activities..............................    6,666,000        187,000      3,717,000
                                                      -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...............      (92,000)      (687,000)       (33,000)
  Proceeds from sale of property....................      532,000             --             --
                                                      -----------    -----------    -----------
          Net cash provided by (used in) investing
            activities..............................      440,000       (687,000)       (33,000)
                                                      -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES --
  Advances (to) from MAG............................   (7,106,000)       500,000     (3,684,000)
                                                      -----------    -----------    -----------
NET INCREASE IN CASH................................           --             --             --
CASH, BEGINNING OF YEAR.............................           --             --             --
                                                      -----------    -----------    -----------
CASH, END OF YEAR...................................  $        --    $        --    $        --
                                                      ===========    ===========    ===========

                       See notes to financial statements.

                                 MERCFUEL, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        THREE YEARS ENDED JUNE 30, 2000

1. ORGANIZATION AND BASIS OF PRESENTATION

     ORGANIZATION -- On March 7, 2001, Mercury Air Group, Inc. ("MAG") announced its plan to create an independent publicly-traded company, MercFuel, Inc. ("MercFuel" or the "Company"). MercFuel was organized in Delaware on October 27, 2000 as a wholly owned subsidiary of MAG. The accompanying financial statements represent the historical operating results of MAG's fuel sales and services division, the assets and liabilities of which were transferred to the Company by MAG effective as of January 1, 2001 (the "Transfer Date"). It is MAG's intent to complete an initial public offering of MercFuel, after which it will own at least 80.1% of MercFuel's outstanding common stock. MAG currently intends, subject to the satisfactory resolution of certain conditions, to distribute all of the shares of common stock that MAG owns to MAG's stockholders (the "Distribution") no earlier than six months after MercFuel's initial public offering.

     MercFuel operates in one industry segment: the sale and delivery of aviation fuel to commercial, air courier and commuter airlines, and to general aviation aircraft.

     BASIS OF PRESENTATION -- Assets, liabilities, revenues, and expenses are determined on a specific identification basis, except for certain selling, general, and administrative expenses, interest expense and prepaid insurance.

     COST ALLOCATIONS TO MERCFUEL -- The following summarizes the assumptions used by management in allocating costs to MercFuel. Management believes the assumptions and allocations were made on a reasonable basis; however, these costs do not necessarily reflect those which would have been or will be incurred by the Company on a stand-alone basis. Accordingly, the accompanying financial statements may not necessarily be indicative of the conditions that would have existed, or the results of operations that would have occurred, if the Company had operated as a stand-alone entity.

          Selling, General, and Administrative Expenses -- Selling, general, and administrative expenses have been determined on both a specific identification basis and an allocation basis. Allocated amounts are determined from an analysis of MAG's operating and corporate departments and are generally based on the percentage of MercFuel's operating income before depreciation, indirect selling, general and administrative expenses and certain specifically identified bad debt expenses to MAG's operating income before depreciation and amortization and indirect selling, general and administrative expenses. Amounts allocated to MercFuel from MAG for such items were $1,284,000, $1,495,000, and $980,000 for 2000, 1999, and
     1998, respectively.

          Interest Expense -- Interest expense is allocated based on MercFuel's estimated working capital requirements for each year presented. Interest expense is computed by applying MAG's incremental borrowing rate to MercFuel's working capital requirements.

          Prepaid Insurance -- Prepaid insurance is allocated using the same allocation method used to determine selling, general, and administrative expenses.

          Due to MAG -- The operations of MercFuel have historically been financed by advances from MAG, which are classified as due to MAG in the accompanying balance sheets. Accordingly, separate statements of divisional equity have not been included.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     REVENUE RECOGNITION -- Revenues are recognized upon delivery of fuel.

     INVENTORIES -- Inventories consist of aviation fuel and are stated at the lower of aggregate cost (first-in, first-out method) or market.

                                 MERCFUEL, INC.

     PROPERTY AND EQUIPMENT -- Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, generally three-to-five years.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     IMPAIRMENT OF LONG-LIVED ASSETS -- The Company evaluates long-lived assets for impairment, based on undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss is based on the estimated fair value of the asset.

     INCOME TAXES -- Deferred income tax assets and liabilities are recognized based on differences between the financial statement and income tax bases of assets and liabilities using presently enacted income tax rates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The fair value of financial instruments, principally accounts receivable and payable, closely approximates their carrying value because of their short-term nature.

     RISKS AND UNCERTAINTIES -- Accounts receivable is comprised primarily of trade receivables from customers and is net of an allowance for doubtful accounts. MercFuel's credit risk is based in part on the following: 1) substantially all receivables are related to a single industry (aviation), 2) there is a concentration of credit risk as there are several customers who at any time have significant balances owed to MercFuel, and 3) significant balances are owed by certain customers that are not adequately capitalized. In addition, significantly higher fuel prices for extended periods of time have a negative impact on the aviation industry as it substantially increases airlines' operating expenses. Smaller airlines with lower levels of capital may be more seriously impacted. During the period from June 30, 1999 to June 30, 2000, there was a significant rise in the per gallon cost of fuel. The Company assesses its credit portfolio on an ongoing basis and establishes allowances which it believes are adequate to absorb potential credit losses that can be reasonably anticipated.

     In the event that fuel prices increase significantly for an extended period of time, MercFuel's liquidity may be adversely affected unless MercFuel is able to increase vendor credit or MAG has the credit availability to advance additional funds to MercFuel.

     STOCK COMPENSATION -- MAG generally issues stock options to employees with grant prices equal to the fair value of the underlying security at the date of grant. Compensation expense related to the stock options, if any, is recognized in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

     See Note 8 for information regarding the pro forma effect on operations of recognizing compensation cost based on the estimated fair value of the stock options granted, as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

     NET INCOME (LOSS) PER SHARE -- All of the outstanding common stock of MercFuel is owned by MAG. Basic and diluted net income (loss) per share amounts are computed by dividing the net income (loss) for the period by the common shares outstanding after the split of the 1,000 shares of MercFuel common stock held by MAG into 6,546,430 shares as discussed in Note 12.

     NEW ACCOUNTING PRONOUNCEMENTS -- On July 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of

                                 MERCFUEL, INC.

financial position and measure those instruments at fair value. There was no effect of adoption at July 1, 2000. At March 31, 2001, there were no outstanding derivative contracts.

     NEW ACCOUNTING PRONOUNCEMENTS -- In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 101 ("SAB 101"), which provided the SEC's views in applying generally accepted accounting principles to selected revenue issues. There was no impact of implementing SAB 101.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of the following as of June 30:

                                                         2000         1999
                                                       --------    ----------
Fuel taxes...........................................  $260,000    $1,011,000
Deposits.............................................   355,000       368,000
Prepaid insurance and other..........................    39,000        36,000
                                                       --------    ----------
          Total......................................  $654,000    $1,415,000
                                                       ========    ==========

4. LOSSES RESULTING FROM CUSTOMER BANKRUPTCIES


     On October 5, 1997, Western Pacific Airlines, Inc. ("WPAI") filed for bankruptcy protection under Chapter 11 and as a result, the Company recorded a charge directly to bad debt expense of $7,050,000. This amount consisted of an outstanding receivable of $2,050,000 and $5,000,000 of certificates of deposit which were pledged to guarantee a bank loan to WPAI. During 1997, WPAI borrowed $6,000,000 from a bank, the proceeds of which were used to pay down their outstanding fuel payable to the Company. The Company deposited $6,000,000 at the same bank in the form of interest bearing certificates of deposits which the bank used to secure WPAI's loan. In September 1997, WPAI made an initial payment of $1,000,000 to the bank and the bank released $1,000,000 of the certificates of deposit held as collateral, leaving a remaining balance of $5,000,000, which the bank foreclosed on at the time of the bankruptcy. See Note 9 for information regarding litigation related to WPAI.


     On February 29, 2000, Tower Air, Inc. ("Tower") filed for bankruptcy protection under Chapter 11 and, as a result, the Company wrote off $2,700,000 of accounts receivable due from Tower. Tower subsequently ceased operations in October 2000. The amount was charged directly to bad debt expense in the accompanying statement of operations for the year ended June 30, 2000.

     During the year ended June 30, 1999, MAG invested $300,000 in National Airlines, Inc. ("National"), a start-up airline based in Las Vegas, Nevada (such investment has not been allocated to MercFuel). In May 1999, MAG entered into a fuel management contract with National, pursuant to which MercFuel began selling fuel to National. During the year ended June 30, 2000, National represented approximately 18.0% of MercFuel's fuel sales. On December 6, 2000, National filed for bankruptcy protection. MercFuel continues to sell fuel to National on a secured basis, under the auspices of the bankruptcy court. No provision for bad debts has been made for trade receivables from National.

                                 MERCFUEL, INC.

5. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of June 30:

                                                         2000         1999
                                                       ---------    ---------
Fuel trucks..........................................  $      --    $ 523,000
Office equipment and furniture.......................     54,000       47,000
Computer equipment...................................    226,000      181,000
Software.............................................     81,000       42,000
                                                       ---------    ---------
                                                         361,000      793,000
Less accumulated depreciation........................   (128,000)    (106,000)
                                                       ---------    ---------
          Total......................................  $ 233,000    $ 687,000
                                                       =========    =========

6. ACCRUED EXPENSES

     Accrued expenses consist of the following as of June 30:

                                                          2000         1999
                                                       ----------    --------
Fuel and other related taxes.........................  $1,041,000    $765,000
Payroll and other....................................      36,000      41,000
                                                       ----------    --------
          Total......................................  $1,077,000    $806,000
                                                       ==========    ========

7. INCOME TAXES

     MercFuel's taxable income (loss) is included in MAG's U.S. and state income tax returns. For financial reporting purposes, MercFuel has provided for income taxes (benefit) on a separate-company basis. Income tax expense is summarized as follows:

                                                 YEAR ENDED JUNE 30,
                                        --------------------------------------
                                          2000          1999          1998
                                        ---------    ----------    -----------
Federal, current......................  $ 224,000    $1,609,000    $(1,246,000)
State, current........................     55,000       330,000       (298,000)
                                        ---------    ----------    -----------
                                          279,000     1,939,000     (1,544,000)
Deferred, primarily federal...........   (177,000)      (10,000)        78,000
                                        ---------    ----------    -----------
Provision (Benefit)...................  $ 102,000    $1,929,000    $(1,466,000)
                                        =========    ==========    ===========

     Major components of deferred income tax assets as of June 30, were as follows:

                                                           2000        1999
                                                         --------    --------
Allowance for doubtful accounts........................  $821,000    $644,000
                                                         --------    --------
                                                         $821,000    $644,000
                                                         ========    ========

                                 MERCFUEL, INC.

     The reconciliation of the federal statutory rate to the Company's effective tax rate on income is summarized as follows:

                                                           YEAR ENDED JUNE 30,
                                                         -----------------------
                                                         2000     1999     1998
                                                         -----    -----    -----
Computed "expected" tax rate...........................   34.0%    34.0%    34.0%
State income taxes, net of federal income tax
  benefit..............................................    5.0      5.0      5.0
                                                         -----    -----    -----
Effective rate.........................................   39.0%    39.0%    39.0%
                                                         =====    =====    =====

8. INCENTIVE PLAN

     MAG has stock option plans under which MercFuel employees have historically been granted options to purchase common stock. Options granted pursuant to the plans have been made at the fair market value of such shares on the date of the grant and generally vest over twelve months. The contractual lives of the options are ten years.

     A summary of options held by MercFuel employees under the MAG plans is as follows:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                        NUMBER OF     EXERCISE
                                                        MAG SHARES     PRICE
                                                        ----------    --------
Outstanding June 30, 1997.............................    39,375       $6.05
Granted...............................................    12,500        7.88
Exercised.............................................    (2,000)       5.60
                                                          ------       -----
Outstanding June 30, 1998, 1999, and 2000.............    49,875       $6.51
                                                          ======       =====

                                              WEIGHTED
                                SHARES         AVERAGE      WEIGHTED      SHARES       WEIGHTED
                              OUTSTANDING    CONTRACTUAL    AVERAGE     EXERCISABLE    AVERAGE
                              AT JUNE 30,     REMAINING     EXERCISE    AT JUNE 30,    EXERCISE
EXERCISE PRICE RANGE             2000           LIFE         PRICE         2000         PRICE
--------------------          -----------    -----------    --------    -----------    --------
$6.09.......................    34,375            5          $6.09        34,375        $6.09
 5.60.......................     3,000            6           5.60         3,000         5.60
 7.88.......................    12,500            8           7.88        12,500         7.88

     As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," MercFuel has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock-based awards to employees. Under APB 25, MercFuel recognizes no compensation expense with respect to such awards.

     Pro forma information regarding net income (loss) and earnings per share is required by SFAS 123. This information is required to be determined as if MercFuel had accounted for stock-based awards to its employees under the fair value method of SFAS 123. The fair value of the options reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                   2000       1999       1998
                                                  -------    -------    -------
Expected life...................................  5 years    5 years    5 years
Expected volatility.............................       38%        34%        31%
Risk free interest rate.........................     6.19%      5.78%      5.25%
Dividend yield..................................        0%         0%         0%

                                 MERCFUEL, INC.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions, including the expected stock price volatility. The weighted-average estimated fair value of MAG employee stock options granted during fiscal 2000, 1999, and 1998 was $3.45, $3.00, and $2.13 per share, respectively. Because MAG options held by MercFuel employees have characteristics significantly different than those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options.

     For purposes of pro forma disclosures under SFAS 123, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period. Pro forma information related to the MAG options held by MercFuel employees is as follows:

                                                   2000         1999          1998
                                                 --------    ----------    -----------
Net income (loss) -- as reported...............  $160,000    $3,018,000    $(2,293,000)
Net income (loss) -- pro forma.................  $160,000    $3,003,000    $(2,308,000)
Basic and diluted net income (loss) per share:
  As reported..................................  $   0.02    $     0.46    $     (0.35)
  Pro forma....................................  $   0.02    $     0.46    $     (0.35)

9. COMMITMENTS AND CONTINGENCIES

     In December 2000, MAG and the bankruptcy court agreed to a settlement related to preference payments received in connection with the Chapter 7 bankruptcy filing for WPAI subject to the bankruptcy court's final approval. The settlement consists of 10 quarterly payments of $175,000, with the unpaid balance secured by a letter of credit. Payments are expected to begin upon approval of the settlement by the bankruptcy court. Subsequent to June 30, 2000, MercFuel recorded a provision for bad debts for an amount equal to the present value of the payments, $1.6 million. This charge was partially offset by a recovery of approximately $900,000 from a former customer.


     In February 2001, MAG received notice of a complaint filed by Charles A. Stanziale, Jr., as Chapter 7 Trustee for Tower Air, Inc. in regards to a preference action for approximately $3.6 million. Costs of this complaint will be allocated to the Company. MAG believes that it has substantial defenses in this case and, accordingly, the Company does not believe this matter will have a significant impact on its financial position or operating results.


     The Company believes, based in part on an opinion of its tax advisors, that although the matter is not free from doubt, the contribution by MAG of certain assets and liabilities to MercFuel in exchange for common stock of MercFuel, followed by the Distribution, should be treated as a reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986 (the "Code"), as amended, and the Distribution should qualify as a tax-free distribution under Section 355 of the Code. It should be noted that the application of Section 355 of the Code to the Distribution is complex and may be subject to differing interpretation. If the Distribution does not qualify as a tax-free distribution under Section 355 of the Code; then: (i) MAG would recognize capital gain equal to the difference between the fair market value of the MercFuel common stock on the date of the Distribution and MAG's tax basis in such stock; and (ii) the Distribution may be taxable to individual stockholders, depending on their individual tax basis. In addition, the Company has agreed to indemnify MAG in the event the Distribution is not tax-free to MAG or its stockholders because of actions taken by the Company or because of failure to take various actions, to be set forth in a tax sharing agreement with MAG. Certain of the events that could trigger this obligation may be beyond the Company's control. In particular, the transaction may be taxable if the Distribution is deemed to be part of a plan in which one or more persons acquire directly or indirectly stock representing a 50% or greater

                                 MERCFUEL, INC.

interest in either MAG or the Company. If such stock is acquired within the four-year period beginning two years before and ending two years after the Distribution, the Distribution and acquisition will be presumed to be part of the same plan.

     MAG has a credit agreement with a consortium of banks, the collateral for which includes the assets of MercFuel. MAG's bank debt has not been allocated to MercFuel. However, MAG's interest expense has been allocated (see Note 1 for a discussion of the allocation method).

10. MAJOR CUSTOMERS AND FOREIGN CUSTOMERS

     National and Tower Air, Inc. ("Tower") represented approximately 18.0% and 10.0% of total revenue for fiscal 2000, respectively. Tower also accounted for approximately 15.0% of total revenue for fiscal 1999. WPAI represented approximately 15.0% of total revenue for fiscal 1998. No other customers accounted for over 10% of MercFuel's revenue in fiscal 2000, 1999, and 1998.

     The Company sells aviation fuel to a number of foreign airlines. For the most part, such sales are made within the United States and utilize the same assets and generally the same personnel as are utilized in the Company's domestic business. Revenues related to these foreign airlines amounted to approximately 26.0%, 33.0%, and 36.0% of total revenues for the years ended June 30, 2000, 1999, and 1998, respectively.

11. RELATED PARTY TRANSACTIONS

     MAG provides fuel storage and fuel delivery services to MercFuel at certain airports within the United States. Amounts paid to MAG for these services were $809,000, $602,000, and $352,000 for 2000, 1999, and 1998, respectively. These amounts are included in cost of sales in the accompanying statements of operations.

12. SUBSEQUENT EVENT

     On March 15, 2001, the Company's Board of Directors and sole stockholder approved the split of 1,000 shares of the Company's common stock held by MAG into 6,546,430 shares. On May 15, 2001, the Company amended the Certificate of Incorporation which is required to appropriately effect the stock split. All share and per share amounts have been adjusted to give effect to the conversion of shares.

     In connection with the decision to complete an initial public offering of MercFuel, the Company agreed to sell 239,942 shares of common stock at a per share price of $4.35, the net proceeds of which are $960,000. The sale will be consummated at such time as MAG's lenders consent to the Offering and the initial public offering. On May 15, 2001, the Company's board of directors authorized the filing of this registration statement related to 1,500,000 shares of the Company's common stock.

                                 MERCFUEL, INC.

                                 BALANCE SHEET
                                  (UNAUDITED)

                                                               MARCH 31,
                                                                 2001
                                                              -----------
ASSETS
CURRENT ASSETS:
  Trade accounts receivable, net of allowance for doubtful
     accounts of $2,341,000 at March 31, 2001...............  $27,145,000
  Inventories...............................................    1,147,000
  Prepaid expenses and other current assets (Note 1)........      594,000
  Deferred income taxes (Note 2)............................      913,000
                                                              -----------
          Total current assets..............................   29,799,000
PROPERTY AND EQUIPMENT, Net of accumulated depreciation of
  $174,000 at March 31, 2001................................      201,000
OTHER LONG TERM ASSETS......................................       96,000
                                                              -----------
TOTAL.......................................................  $30,096,000
                                                              ===========

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $17,966,000
  Accrued expenses..........................................    3,280,000
                                                              -----------
          Total current liabilities.........................   21,246,000
                                                              -----------
COMMITMENTS AND CONTINGENCIES (Note 3)
DUE TO MAG (Note 1).........................................    8,785,000
                                                              -----------
STOCKHOLDER'S EQUITY:
  Preferred stock -- $0.01 par value; authorized 8,000,000
     shares; no shares outstanding..........................
  Common stock -- $0.01 par value; authorized 50,000,000
     shares; outstanding 6,546,430 shares as of March 31,
     2001 (Note 3)..........................................       65,000
  Additional paid-in capital................................
                                                              -----------
          Total stockholder's equity........................       65,000
                                                              -----------
TOTAL.......................................................  $30,096,000
                                                              ===========

                  See notes to unaudited financial statements.

                                 MERCFUEL, INC.

                            STATEMENTS OF OPERATIONS
             NINE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)

                                                                  2001            2000
                                                              ------------    ------------
FUEL SALES..................................................  $240,478,000    $149,224,000
COST OF SALES...............................................   231,547,000     140,986,000
                                                              ------------    ------------
GROSS PROFIT................................................     8,931,000       8,238,000
                                                              ------------    ------------
EXPENSE:
  Selling, general and administrative (Note 1)..............     3,817,000       3,163,000
  Bad debt expense..........................................     2,350,000       4,262,000
  Depreciation..............................................        46,000          41,000
  Interest expense, net (Note 1)............................       490,000         850,000
                                                              ------------    ------------
          Total expense.....................................     6,703,000       8,316,000
                                                              ------------    ------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES.............     2,228,000         (78,000)
PROVISION (BENEFIT) FOR INCOME TAXES........................       869,000         (30,000)
                                                              ------------    ------------
NET INCOME (LOSS)...........................................  $  1,359,000    $    (48,000)
                                                              ============    ============
BASIC AND DILUTED NET INCOME (LOSS) PER SHARE (Note 1)......  $       0.21    $      (0.01)
SHARES USED IN COMPUTING BASIC AND DILUTED EARNINGS (LOSS)
  PER SHARE (Notes 1 and 3).................................     6,546,430       6,546,430

                  See notes to unaudited financial statements.

                                 MERCFUEL, INC.

                            STATEMENTS OF CASH FLOWS
             NINE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)

                                                                 2001           2000
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (Loss).........................................  $ 1,359,000    $   (48,000)
  Adjustments to derive cash flows from operating
     activities:
     Gain on sale of property...............................           --        (44,000)
     Depreciation...........................................       46,000         41,000
     Provision for bad debts................................    2,350,000      4,262,000
     Deferred income taxes..................................      (92,000)      (397,000)
     Changes in operating assets and liabilities:
       Trade accounts receivable............................   (4,125,000)    (9,267,000)
       Inventories..........................................      721,000       (600,000)
       Prepaid expenses and other current assets............       60,000        988,000
       Accounts payable.....................................      672,000     10,289,000
       Accrued expenses.....................................    2,203,000       (206,000)
                                                              -----------    -----------
          Net cash provided by operating activities.........    3,194,000      5,018,000
                                                              -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment.......................      (14,000)       (80,000)
  Proceeds from sale of property............................           --        532,000
                                                              -----------    -----------
          Net cash (used in) provided by investing
             activities.....................................      (14,000)       452,000
                                                              -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES --
  Repayment of advances to MAG..............................   (2,929,000)    (5,470,000)
  Dividend..................................................     (155,000)            --
  Deferred offering costs...................................      (96,000)            --
                                                              -----------    -----------
          Net cash used in financing activities.............   (3,180,000)    (5,470,000)
NET INCREASE IN CASH........................................           --             --
CASH, BEGINNING OF THE PERIOD...............................           --             --
                                                              -----------    -----------
CASH, END OF THE PERIOD.....................................  $        --    $        --
                                                              ===========    ===========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Contribution of capital resulting from the conversion of
  1,000 shares of MercFuel's common stock held by MAG into
  6,546,430 shares effective May 15,2001....................  $    65,000

                                 MERCFUEL, INC.

                         NOTES TO FINANCIAL STATEMENTS
                   NINE MONTHS ENDED MARCH 31, 2001 AND 2000
                                  (UNAUDITED)

1. GENERAL

     ORGANIZATION -- On March 7, 2001, Mercury Air Group, Inc. ("MAG") announced its plan to create an independent publicly-traded company, MercFuel, Inc. ("MercFuel" or the "Company"). MercFuel was organized in Delaware on October 27, 2000 as a wholly owned subsidiary of MAG. The accompanying financial statements represent the historical operating results of MAG's fuel sales and services division, the assets and liabilities of which were transferred to the Company by MAG effective as of January 1, 2001 (the "Transfer Date"). It is MAG's intent to complete an initial public offering of MercFuel, after which it will own at least 80.1% of MercFuel's outstanding common stock. MAG currently intends, subject to the satisfactory resolution of certain conditions, to distribute all of the shares of common stock that MAG owns to MAG's stockholders (the "Distribution") no earlier than six months after MercFuel's initial public offering.

     MercFuel operates in one industry segment: the sale and delivery of aviation fuel to commercial, air courier and commuter airlines, and to general aviation aircraft.

     BASIS OF PRESENTATION -- The accompanying unaudited financial statements as of March 31, 2001 and for the nine months ended March 31, 2001 and 2000 reflect all adjustments (consisting of normal, recurring accruals only) which are necessary to fairly present the results for the interim periods. Such financial statements have been prepared in accordance with Rule 10-01 of Regulation S-X and, therefore, do not include all the information or footnotes necessary for a complete presentation. They should be read in conjunction with the Company's audited financial statements. The results of operations for the nine months ended March 31, 2001 are not necessarily indicative of results for the full year.

     NET INCOME (LOSS) PER SHARE -- All of the outstanding common stock of MercFuel is owned by MAG. Basic and diluted net income (loss) per share amounts are computed by dividing the net income (loss) for the period by the common shares outstanding after the split of the 1,000 shares of MercFuel common stock held by MAG into 6,546,430 shares as discussed in Note 3.

     NEW ACCOUNTING PRONOUNCEMENTS -- On July 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. There was no effect of adoption at July 1, 2000. At March 31, 2001, there were no outstanding derivative contracts.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), which provided the staff's views in applying generally accepted accounting principles to selected revenue issues. There was no impact of implementing SAB 101.

     COST ALLOCATIONS TO MERCFUEL -- The following summarizes the assumptions used by management in allocating costs to MercFuel. Management believes the assumptions and allocations were made on a reasonable basis; however, these cost do not necessarily reflect those which would have been or will be incurred by the Company on a stand-alone basis. Accordingly, the accompanying financial statements may not necessarily be indicative of the conditions that would have existed, or the results of operations that would have occurred, if the Company had operated as a stand-alone entity.

          Selling, General, and Administrative Expenses -- Selling, general, and administrative expenses have been determined on both a specific identification basis and an allocation basis. Allocated amounts are determined from an analysis of MAG's operating and corporate departments and are generally based on the percentage of MercFuel's operating income before depreciation, indirect selling, general and administrative expenses and certain specifically identified bad debt expenses to MAG's operating income

                                 MERCFUEL, INC.

     before depreciation and amortization and indirect selling, general and administrative expenses. Amounts allocated to MercFuel from MAG for such items were $739,000 and $927,000 for the nine months ended March 31, 2001 and 2000, respectively.

          Interest Expense -- Interest expense is allocated based on MercFuel's estimated working capital requirements for each year presented. Interest expense is computed by applying MercFuel's working capital requirements to MAG's incremental borrowing rate.

          Prepaid Insurance -- Prepaid insurance is allocated using the same allocation method used to determine selling, general, and administrative expenses.

          Due to MAG -- The operations of MercFuel have historically been financed by advances from MAG, which are classified as due to MAG in the accompanying balance sheets. Accordingly, separate statements of divisional equity have not been included.

     MAJOR CUSTOMERS -- National Airlines and AirTran Airways represented approximately 22% and 19% of total fuel sales for the nine month period ended March 31, 2001. No other customers accounted for over 10% of MercFuel's sales during the period.

2. COMMITMENTS AND CONTINGENCIES

     On March 16, 2001, the Bankruptcy court approved a settlement related to preference payments received in connection with the Chapter 7 bankruptcy filing for Western Pacific Airlines, Inc., ("WPAI"). The settlement consists of ten quarterly payments of $175,000, two of which were made in the current period, with the unpaid balance secured by a letter of credit. The Company has recorded a charge to bad debt expense equal to the present value of the payments, $1.6 million. This was partially offset by approximately $900,000 in bad debt recoveries from a former customer.


     In February 2001, MAG received notice of a complaint filed by Charles A. Stanziale, Jr. as Chapter 7 Trustee for Tower Air, Inc. in regard to a preference action for approximately $3.6 million. In June 2001, MAG agreed to a settlement in this matter for $1 million, subject to approval by the United States Bankruptcy Court. Upon approval, we will pay $750,000 and we will pay the balance in ten monthly installments of $25,000 each. The unpaid balance of $250,000 will be secured by a letter of credit.


     The Company believes, based in part on an opinion of its tax advisors, that although the matter is not free from doubt, the contribution by MAG of certain assets and liabilities to MercFuel in exchange for common stock of MercFuel, followed by the Distribution, should be treated as a reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986 (the "Code"), as amended and the Distribution should qualify as a tax-free distribution under Section 355 of the Code. It should be noted that the application of Section 355 of the Code to the Distribution is complex and may be subject to differing interpretation. If the Distribution does not qualify as a tax-free distribution under Section 355 of the Code; then: (i) MAG would recognize capital gain equal to the difference between the fair market value of the MercFuel common stock on the date of the Distribution and MAG's tax basis in such stock; and (ii) the Distribution may be taxable to individual stockholders, depending on their individual tax basis. In addition, the Company has agreed to indemnify MAG in the event the Distribution is not tax-free to MAG or its stockholders because of actions taken by the Company or because of failure to take various actions, to be set forth in a tax sharing agreement with MAG. Certain of the events that could trigger this obligation may be beyond the Company's control. In particular, the transaction may be taxable if the Distribution is deemed to be part of a plan in which one or more persons acquire directly or indirectly stock representing a 50% or greater interest in either MAG or the Company. If such stock is acquired within the four-year period beginning two years before and ending two years after the Distribution, the Distribution and acquisition will be presumed to be part of the same plan.

                                 MERCFUEL, INC.

3. SUBSEQUENT EVENTS


     On March 15, 2001, the Company's Board of Directors and sole stockholder approved the split of 1,000 shares of the Company's common stock held by MAG into 6,546,430 shares. On May 15, 2001, the Company amended the Certificate of Incorporation which is required to appropriately effect the stock split. In May 2001 the Company received a $4 million capital contribution from Mercury Air Group in the form of cancellation of intercompany debt owing to Mercury Air Group, included as Due to MAG in the accompanying Balance Sheet at March 31, 2001.



     In connection with the decision to complete an initial public offering of MercFuel, the Company agreed to sell 239,942 shares of common stock at a per share price of $4.35, the net proceeds of which are $960,000. The sale will be consummated at such time as MAG's lenders consent to the offering and the initial public offering. On May 15, 2001, the Company's Board of Directors authorized the filing of this registration statement related to 1,500,000 shares of the Company's common stock. In addition, the Company has agreed to grant the underwriters a warrant to purchase 120,000 shares of common stock at an exercise price equal to 140% of the initial public offering price, issuable to the underwriters' representative upon the closing of the initial public offering. The life of the warrant is five years from the date of closing.


     The Company intends to adopt a 2001 Stock Option Plan (the "Plan"). The Plan will provide for the grant of incentive stock options to employees and for the grant of nonstatutory stock options to employees and non-employee directors. The Company has reserved 1,000,000 shares of common stock for issuance under the Plan. No options to acquire shares of common stock were issued and outstanding as of March 31, 2001. The Company's Board of Directors will determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise.


     It is anticipated that, effective on the date Mercury Air Group distributes its MercFuel common stock to its stockholders (the "Distribution Date"), MercFuel will grant options to purchase 500,000 shares of common stock, at an exercise price equal to the fair market price at the date of grant. In addition, it is anticipated that the options to purchase 49,875 shares of MAG common stock currently held by MercFuel employees will be converted into options to acquire an equivalent number of shares of MercFuel. The exercise price is expected to be adjusted using a conversion formula based on the relative values of MAG and MercFuel on the Distribution Date. It is expected that the resulting MercFuel options will maintain the original vesting provisions and option period.


     For purposes of governing certain of the ongoing relationships between MercFuel and MAG, the Company and MAG intend to enter into a Master Distribution Agreement, along with key related agreements, which will be effective as of the closing day of the initial public offering, except for the transitional services agreement, which will be effective at the Distribution Date.

     MASTER TECHNOLOGY OWNERSHIP AND LICENSE AGREEMENT -- Under the master technology ownership and license agreement, the Company will own all technology developed by the Company, and MAG will assign to the Company all technology registered under the name MAG.

     EMPLOYEE MATTERS AGREEMENT -- MercFuel and MAG intend to enter into an employee matters agreement to allocate assets, liabilities, and responsibilities relating to current and former employees of MercFuel and their participation in the benefit plans, including stock option plans, that MAG currently sponsors and maintains. Pursuant to the agreement, all eligible MercFuel employees will continue to participate in the MAG benefit plans on comparable terms and conditions to those for MAG employees until the Distribution Date or until the Company establishes independent benefit plans.

                                 MERCFUEL, INC.

     MercFuel expects that each MercFuel benefits plan will provide that all service, compensation, and other benefit determinations that, as of the Distribution, were recognized under the corresponding MAG benefits plan will be taken into account under the MercFuel benefits plan.

     TAX SHARING AGREEMENT -- MercFuel and MAG intend to enter into a tax sharing and indemnification agreement whereby, generally, MAG will be responsible for taxes that are allocable to periods prior to the Transfer Date, and each of MAG and MercFuel will be responsible for their own tax liabilities (including their allocable share of taxes shown on any consolidated, combined, or other tax return filed by MAG) for periods after the Transfer Date. The tax sharing and indemnification agreement will prohibit MAG and MercFuel from taking actions that could jeopardize the tax-free treatment of the Distribution, and will require MAG and MercFuel to indemnify each other for any taxes or other losses that result from these actions.

     TRANSITIONAL SERVICES AGREEMENT -- The transitional services agreement will govern the provision of transitional services by MAG and the Company to each other, on an interim basis, until one year after the Distribution. The agreement provides for transitional services, systems and support to the Company's operations, including data processing and telecommunications services (such as voice telecommunications and data transmission and information technology support services) for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement, human resources and other administrative functions. MAG services provided to MercFuel will be fixed at $70,000 per month.

     REAL ESTATE MATTERS AGREEMENT -- The real estate matters agreement will formalize real estate matters relating to the MAG leased properties that MAG has either transferred to or shared with the Company as of the Transfer Date. The agreement includes a description of each property to be transferred to or shared with MercFuel for each type of transaction. The agreement also provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys' fees, will be paid by MAG.

     MASTER CONFIDENTIAL DISCLOSURE AGREEMENT -- The master confidential disclosure agreement will provide that MercFuel and MAG agree not to disclose confidential information of the other party except in specific circumstances. MAG and MercFuel will also agree not to use this information in violation of any use restrictions in one of the other written agreements between them.

     INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT -- Effective as of the Transfer Date, both MAG and MercFuel will agree to release each other from any liabilities arising from events occurring in connection with the activities to implement the Transfer and the Distribution. Additionally, both MercFuel and MAG have agreed to indemnify each other from all liabilities arising from each company's respective business and any breach of the Distribution Agreement or ancillary agreement.

     The agreement will also contain provisions governing the Company's insurance coverage from the Transfer Date until the Distribution Date. In general, MercFuel will reimburse MAG for premium expenses related to insurance coverage during this period. Prior to the Distribution, MAG will maintain insurance policies on the Company's behalf.

     Additionally, MAG has agreed to indemnify the Company from all liabilities arising from environmental conditions existing as of the Transfer Date at facilities transferred to the Company, or which arise out of operations occurring before the Transfer Date at these facilities, and the Company has agreed to indemnify MAG from all liabilities arising from environmental conditions caused by operations after the Transfer Date at any of the facilities transferred to the Company, and from environmental conditions at the Company's facilities arising from an event that occurs on or after the Transfer Date. Further, MAG will agree to indemnify the Company from all liabilities arising from environmental conditions caused by operations occurring at any time, whether before or after the Transfer Date, at any MAG facility.

                                 MERCFUEL, INC.


     UNTIL             , 2001, 25 DAYS AFTER COMMENCEMENT OF THE OFFERING, ALL
DEALERS THAT BUY, SELL OR TRADE SHARES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                 MERCFUEL, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by us in connection with the registration of the Shares is as follows:


SEC Registration Fee........................................  $  4,192
NASD Filing Fee.............................................     2,018
AMEX Listing Fee............................................    37,500
Accounting Fees and Expenses................................   175,000
Transfer Agent Fees.........................................    10,000
Premium for Directors and Officers' Insurance...............    10,000
Legal Fees and Expenses, including Blue Sky Fees and
  Expenses..................................................   300,000
Printing Costs..............................................   200,000
Miscellaneous Expenses......................................    61,290
                                                              --------
     Total..................................................  $800,000
                                                              ========


---------------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS



     (a) As permitted by Delaware law, our certificate of incorporation eliminates the liability of directors to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except to the extent otherwise required by Delaware law.



     (b) Our certificate of incorporation provides that we will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by Delaware law. Our bylaws provide for a similar indemnity to our directors and officers to the fullest extent authorized by Delaware law.



     (c) We expect to maintain liability insurance for our officers and directors.



     (d) Our certificate of incorporation also gives us the ability to enter into indemnification agreements with each of our directors and officers. We intend to enter into indemnification agreements with certain of our directors and officers, which provide for the indemnification of our directors or officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     In connection with its incorporation and organization in October 2000, the Registrant issued 1,000 shares of its common stock to Mercury Air Group, Inc. for an aggregate of $10. In March 2001, the Registrant sold 239,942 shares of its common stock in a private offering, subject to consent of the Registrant's lenders. In May 2001, the Registrant effected a 6,546.43-for-one stock split of its outstanding common stock. The Registrant believes that the initial issuance was exempt under Section 4(2) of the Securities Act as a transaction not involving any public offering. Registrant believes that the private offering was exempt under Section 4(2) of the Securities Act as a transaction not involving any public offering. Registrant believes that the stock split was either not a "sale" of securities pursuant to the Securities Act or exempt under Section 3(a)(9) of the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement with VMR Capital Markets,
          U.S.

 3.1      Certificate of Incorporation of MercFuel, Inc.

 3.2      Bylaws of MerFuel, Inc.

 4.1      Form of Common Stock Certificate

 5.1      Opinion of McBreen & Kopko

10.1      2001 Stock Option Plan.

10.2      Form of Master Distribution Agreement

10.3      Form of Employee Matters Agreement

10.4      Form of Master Technology Ownership and License Agreement

10.5      Form of Tax Sharing Agreement

10.6      Form of Master Transitional Services Agreement

10.7      Form of Real Estate Matters Agreement

10.8      Form of Master Confidential Disclosure Agreement

10.9      Form of Indemnification and Insurance Matters Agreement

23.1      Independent Auditors' Consent and Report on Schedules

23.2      Consent of McBreen & Kopko (included as part of Exhibit 5.1)

23.3      Consent of National Business Aviation Association, Inc.

24.1 Power of Attorney (included as part of the original signature page)


---------------

     (b) Schedules


         Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above in Item 24, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:



          (I)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



             (i) To include any prospectus required by Section 10(a) (3) of the Securities Act;



             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and



             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



          (II) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.



          (III) That (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirement of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 29th day of June, 2001.


                                          MercFuel, Inc.

                                          By: /s/   JOSEPH A. CZYZYK
                                            ------------------------------------
                                                      Joseph A. Czyzyk
                                               Chairman, President and Chief
                                                      Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                   CAPACITY                      DATE
                   ---------                                   --------                      ----

              /s/ JOSEPH A. CZYZYK                    Chief Executive Officer and        June 29, 2001
------------------------------------------------               Director
                Joseph A. Czyzyk                     (Principal Executive Officer)

                       *                                President and Director           June 29, 2001
------------------------------------------------
                  Eric Beelar

                       *                                Chief Financial Officer          June 29, 2001
------------------------------------------------  (Principal Accounting and Financial
                  John Condie                                  Officer)

                       *                                       Director                  June 29, 2001
------------------------------------------------
               Jeffrey R. Wescott

                       *                                       Director                  June 29, 2001
------------------------------------------------
              George Grkinich, Jr.

           *By: /s/ JOSEPH A. CZYZYK
   ------------------------------------------
       Joseph A. Czyzyk, Attorney-in-fact

                                 MERCFUEL, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                   YEARS ENDED JUNE 30, 2000, 1999, AND 1998

                                             BALANCE       CHARGED TO                    BALANCE
                                           AT BEGINNING    COSTS AND     DEDUCTIONS     AT END OF
CLASSIFICATION                              OF PERIOD       EXPENSES         (A)          PERIOD
--------------                             ------------    ----------    -----------    ----------
2000
  Allowance for doubtful accounts........   $1,652,000     $5,000,000    $(4,546,000)   $2,106,000
                                            ==========     ==========    ===========    ==========
1999
  Allowance for doubtful accounts........   $1,625,000     $1,377,000    $(1,350,000)   $1,652,000
                                            ==========     ==========    ===========    ==========
1998
  Allowance for doubtful accounts........   $1,797,000     $8,639,000    $(8,811,000)   $1,625,000
                                            ==========     ==========    ===========    ==========

---------------
(a) Accounts receivable write-off

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
          Form of Underwriting Agreement with VMR Capital Markets,
 1.1      U.S.

 3.1      Certificate of Incorporation of MercFuel, Inc.

 3.2      Bylaws of MerFuel, Inc.

 4.1      Form of Common Stock Certificate

 5.1      Opinion of McBreen & Kopko

10.1      2001 Stock Option Plan.

10.2      Form of Master Distribution Agreement

10.3      Form of Employee Matters Agreement

10.4      Form of Master Technology Ownership and License Agreement

10.5      Form of Tax Sharing Agreement

10.6      Form of Master Transitional Services Agreement

10.7      Form of Real Estate Matters Agreement

10.8      Form of Master Confidential Disclosure Agreement

10.9      Form of Indemnification and Insurance Matters Agreement

23.1      Independent Auditors' Consent and Report on Schedules

23.2      Consent of McBreen & Kopko (included as part of Exhibit 5.1)

23.3      Consent of National Business Aviation Association, Inc.

          Power of Attorney (included as part of the original
24.1      signature page)